уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36

Exemption No.:82-4545

р/с 40702810700007230300, в АКИБ «Почтобанк»
к/с 30101810400000000705, БИК 045773705
ИНН 5902183094, ОКОНХ 52300, ОКПО 01134530

№ 28/1-14-68 от 26.12.02
на № от
отдел ED

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 1 2003
WASH. D.C. 155

03003269

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. November 6, 2001.

Sincerely yours,

Sergei Kuzyaev
Acting General Director

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/24

исп. Titova K.
телефон +73422135475

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

December 17, 2002

Results of Extraordinary General Shareholder Meeting of Uralsvyazinform

On December 17, 2002 Uralsvyazinform held an Extraordinary General Meeting of Shareholders. Approximately 79% of the total number of issued common voting shares participated in the vote. Shareholders took the following decisions in compliance with the Meeting's agenda.

Vladimir I. Rybakin - Acting General Director of the Company - was nominated General Director of OAO Uralsvyazinform, his term of office being fixed as 2 years.

The following persons were elected to the Board of Directors of the Company

1.	Adzhalov Vladimir Isfandeyarovich	Advisor to General Director of Rostelecom
2.	Belov Vadim Evgenievich	Deputy General Director of OAO Svyazinvest
3.	Bilibin Yuri Aleksandrovich	Assistant to General Director of OAO Svyazinvest
4.	Grigorieva Alla Borisovna	Deputy Director – Head of Section at Corporate Governance Department of OAO Svyazinvest
5.	Kim Aleksandr Vladimirovich	President of non-commercial organization "Charity Fund Nashi Talanty" ("Our Talents")
6.	Kozin Vladimir Vladimirovich	Deputy Director – Head of Section at Corporate Funding and Direct Investment Department of OAO Svyazinvest
7.	Levkovski Dmitry Vladimirovich	Vice-President of NCH Advisors, Inc.
8.	Rybakin Vladimir Ilyich	General Director of OAO Uralsvyazinform
9.	Yurpalov Sergei Yurievich	Head of Economic Department at Russian President Authorized Representative's Office in Urals Federal District
10.	Zholobov Vladimir Semyonovich	Lead Specialist of Corporate Governance Department of OAO Uralsvyazinform
11.	Zhuk Vladimir Aleksandrovich	Chairman of regional Telecommunication Emloyees' Trade Union

proceed >>

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

The following persons were elected to the Audit Commission

1.	Alyokhin Sergei Imanovich	Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
2.	Frolov Kirill Viktorovich	Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
3.	Kalashnikova Nadezhda Alekseevna	Deputy Director of Legal Department of OAO Uralsvyazinform, Head of Legal Department of Perm Division of OAO Uralsvyazinform
4.	Prokofieva Irina Viktorovna	Deputy Director – Head of Section at Internal Audit and Economic Analysis Department of OAO Svyazinvest
5.	Tareyeva Larissa Valerievna	Lead Specialist of Corporate Funding and Direct Investment Department of OAO Svyazinvest

The Meeting validated new editions of internal documents – the Charter, Procedure of General Meetings of Shareholders, Provision on the Board of Directors, Provision on the Managing Board.

Additional information and documents which were approved on EGM may be reviewed at Uralsvyazinform web-site.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

November 20, 2002

The Board approves candidates to the Board of Directors of consolidated Uralsvyazinform

On november 20, 2002 the session of the Board of Directors of Uralsvyazinform approved the following candidates to be elected to the Board of Directors of consolidated Uralsvyazinform of Urals region (in alphabethical order):

1.	Adzhalov Vladimir Isfandeyarovich	Advisor to General Director of Rostelecom
2.	Belov Vadim Evgenievich	Deputy General Director of OAO Svyazinvest
3.	Bilibin Yuri Aleksandrovich	Assistant to General Director of OAO Svyazinvest
4.	Bocharova Svetlana Nikolayevna	Head of Section at Legal Department of OAO Svyazinvest
5.	Chernogorodsky Sergei Valarievich	Deputy Director of Securities Department of OAO Svyazinvest
6.	Dudchenko Vladimir Vladimirovich	Consultant at Moscow representative office of NCH Advisors, Inc
7.	Grigorieva Alla Borisovna	Deputy Director – Head of Section at Corporate Governance Department of OAO Svyazinvest
8.	Khaikin Vladimir Zinovyevich	Head of Urals Interregional Division of Russian Federal Property Fund
9.	Kim Aleksandr Vladimirovich	President of non-commercial organization "Charity Fund Nashi Talanty" ("Our Talents")
10.	Kozin Vladimir Vladimirovich	Deputy Director – Head of Section at Corporate Funding and Direct Investment Department of OAO Svyazinvest
11.	Levkovski Dmitry Vladimirovich	Vice-President of NCH Advisors, Inc.
12.	Perminov Leonid Mikhailovich	Company shareholder
13.	Pevtsov Nikolai Vladimirovich	Advisor to Director of North-Western Division of OAO Megaphone
14.	Rybakin Vladimir Ilyich	General Director of OAO Uralsvyazinform
15.	Yurpalov Sergei Yurievich	Head of Economic Department at Russian President Authorized Representative's Office in Urals Federal District
16.	Zholobov Vladimir Semyonovich	Lead Specialist of Corporate Governance Department of OAO Uralsvyazinform
17.	Zhuk Vladimir Aleksandrovich	Chairman of regional Telecommunication Emloyees' Trade Union

>>

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

The Board also validated the candidates to be elected to Audit Commission:

1.	Alyokhin Sergei Imanovich	Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
2.	Baluyeva Svetlana Ivanovna	Deputy Chief Accountant of OAO Uralsvyazinform
3.	Frolov Kirill Viktorovich	Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
4.	Kalashnikova Nadezhda Alekseevna	Deputy Director of Legal Department of OAO Uralsvyazinform, Head of Legal Department of Perm Division of OAO Uralsvyazinform
5.	Lokhtin Vladimir Ivanovich	Director of Communications Department of OAO Svyazinvest
6.	Prokofieva Irina Viktorovna	Deputy Director – Head of Section at Internal Audit and Economic Analysis Department of OAO Svyazinvest
7.	Tareyeva Larissa Valerievna	Lead Specialist of Corporate Funding and Direct Investment Department of OAO Svyazinvest
8.	Yankovski Sergei Borisovich	Deputy Head of Leagal Department at Perm Division of OAO Uralsvyazinform

Candidates for election to the Board of Directors and Audit Commission of the Company were submitted to the Company by Company shareholders owning no less than 2% of voting shares, the deadline for submission was November 17, 2002.

The Board of Directors also nominated acting General Director Vladimir I. Rybakin for election to the position of General Director of the Company.

The approval of General Director's appointment, along with election of 11 members of the Board of Directors and 5 members of Audit Commission will take place on December 17, 2002 at an Extraordinary General Meeting of Shareholders to be held in Perm.

Within the preparation to the General Meeting, the Board considered draft re-editions of consolidated Company's documents: Company Charter, Provision on the Board of Directors, Provision on the Managing Board, and Procedure of General Meeting of Shareholders.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

November 12, 2002

9M2002 Performance Statement of Consolidated Uralsvyazinform

The overall revenues of Uralsvyazinform as of 9M2002 accounted for RUR10 581,7 mln, exceeding by 40,2% these of comparable period of 2001.

The structure of revenues generated by telephony services is as follows:

- ILD/DLD telephony – 49%
- Local telephony – 31%
- Mobile telephony (100%-owned business) – 10%
- Rural telephony – 3%
- Data transmission – 2%
- Other (new services, TV, Radio broadcasting) – 5%

The expenses totaled RUR7 737,3 mln over the reporting period (+28,6% versus 9M2001)

The sales profit as of 9M2002 multiplied by 1,97 times and totaled RUR2 820,1 mln being reflective of superior revenue growth rates against these of expenses.

Pre-tax profit grew by 27,9% and equaled RUR1 056,6 mln.

The overall net profit of consolidated business as of 9M2002 amounted to RUR669,1 mln (+56.2% compared to 9M2001).

The complete version of consolidated accounting reports (Balance Sheet and Profit & Loss Statement) as of 9M2002 may be reviewed at the corporate web-site of Uralsvyazinform at www.uralsviazinform.com.

The number of employees totaled 35,7 thousand. As of October 1, 2002 the installed capacity of fixed-line networks across the consolidated company totaled 3 134.1 thousand numbers, 2 896,7 thousand of which were in use. The company and its affiliated businesses is servicing the mobile network of GSM900/1800, NMT450, CDMA and DAMPS800 standards. The aggregate all-standard subscriber base of mobile business totaled 351,8 thousand as at October 1, 2002.

***

The 9M2002 Performance Results as hereby presented were compiled in accordance with the 9M2002 financial statements of Uralsvyazinform and 6 merged companies - Svyazinform of Chelyabinsk region, Uraltelecom, Tyumentelecom, Khantymansyiskokrtelecom, Electrosvyaz of Kurgan region and Yamalelectrosvyaz.

The performance indicators of consolidated company were based on inaudited consolidated balance sheet, prepared in compliance with Russian accounting standards. However, such consolidated metrics are sufficiently accurate, as the merged companies had no mutual liabilities.

The consolidated financial statements under Russian and international accounting standards will cover FY2002, disclosure date being in April 2003.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

November 11, 2002

FCSM of Russia registers Reports on Results of Issues placed upon the merger

November 6, 2002 – Federal Commission for Securities Market registered Reports on Results of Issues in connection with securities placed under the merger of Uralsvyazinform with Svyazinform of Chelyabinsk region, Uraltelecom, Tyumentelecom, Khantymansyiskokrtelecom, Electrosvyaz of Kurgan region and Yamalelectrosvyaz, The reports were approved by the Board of Directors of Uralsvyazinform on October 11, 2002.

The consolidated charter capital of the united Uralsvyazinform is constituted of 32,298,782,020 common shares and 7,835,941,286 preference shares, at nominal value of RUR0.12. The stock of the company was held by 23.4 thousand owners as of the date of share swap.

The additional issues are currently passing the admission procedure to be listed at RTS and MICEX.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

November 1, 2002

9M2002 Preliminary Performance Statement of Consolidated Uralsvyazinform

September 30, 2002 the Company accomplished the stage of formal reorganization of telecoms within Urals region - 6 regional operators merged with the "hub" company Uralsvyazinform of Perm region.

The following preliminary 9 Months Performance Statement was based upon the corresponding metrics of both 6 regional telecoms (OAO Svyazinform of Chelyabinsk region, OAO Uraltelecom, OAO Tyumentelecom, OAO Khantymansyiskokrtelecom, OAO Yamalelectrosvyaz, OAO Electrosvyaz of Kurgan region) and Uralsvyazinform as Perm region operator.

As of October 1, 2002 the installed capacity of fixed-line networks across the consolidated company totaled 3 134.1 thousand numbers, 2 760.8 thousand of which pertained to urban fixed-line network, and 373.3 thousand to rural network.

The network equipped capacity as of October 1, 2002 made up 2 896,7 thousand numbers, usage ratio – 92,4%.

The domestic long-distance traffic has grown by 25,4% over the 9 months of 2002 compared to the similar period of last year and amounted to 1 075.6 mln minutes. The international long-distance traffic as of 9M2002 totaled 78,5 mln minutes (+16.3%).

Mobile business of consolidated Uralsvyazinform is represented by 100%-owned mobile business (GSM, NMT, CDMA mobile telephony) and five affiliated businesses, offering mobile services – ZAO Ermak RMS, South-Urals Cellular Phone Co., ZAO TyumenRuscom, ZAO UralWestcom, and ZAO Kurgan Cellular Phone.

The following table reveals the shares held by the consolidated company in the affiliated businesses, along with subscriber base indicators.

Company name	Uralsvyazinform's stake in the Charter Capital	Standard	Number of subs as of October 1, 2002
Uralsvyazinform	100% ownership	GSM900	103 829
		NMT450	13 313
		CDMA	35 148
ZAO Ermak RMS	90%	GSM900	60 378
South-Urals Cellular Phone	83%	GSM900	105 450
Others	50-51%	DAMPS800 NMT450	33 679

The number of employees under the consolidated business totals 35,743 as of October 1, 2002. As of October 1, 2002 the staff of the company decreased by 1 782 employees (-5.0%) against the comparable figures of last year, due to the Labor Efficiency Program, being implemented during this year.

Provisionally, the aggregate revenue of Uralsvyazinform as of 9M2002 totaled RUR10, 550.5 mln, which exceeds by 39.9% the respective figure of 9M2001. *proceed >>*

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

The revenue structure by business sectors is as follows: ILD/DLD telephony – 49%, local telephony – 31%, mobile telephony – 10%, rural telephony – 3%, data transmission – 2%, other services (TV, radio broadcasting) – 5%.

The expenses as of 9M2002 amounted to RUR7, 939.0 mln.

The company the revenue growth rate was superior to this of expenses. Consequently, sales profit as of 9M2002 is estimated to have increased 1.81 times and amounted to RUR2 611.4 mln.

The consolidated Uralsvyazinform's Capex as of 9M2002 totaled RUR2, 025.0 mln.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

NOTIFICATION

Joint Extraordinary General Meeting of Shareholders
of Joint-Stock Company Uralsvyazinform

Joint-Stock Company Uralsvyazinform,
Located 68, Lenin St., Perm, 614096 Russia

NOTIFIES THE SHAREHOLDERS OF THE JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held in form of mutual attendance of shareholders (their authorized representatives) in order to consider items set forth in the agenda and take decisions put to the vote; subject to preliminary submission of voting ballots prior to holding the Extraordinary General Meeting of Shareholders

Date of Meeting – December 17, 2002
Time: 10.00 am local time
Registration of participants – 8.00 am local time

Location – 2, Krupskaya St., Perm, Russia

The list of persons entitled to take part in the Extraordinary General Meeting of Shareholders is compiled on the basis of the shareholder register records, made on October 17, 2002.

The Board of Directors of JSC Uralsvyazinform approved the Meeting's **agenda** as follows:

1. **Early termination of powers of General Director, assignment of General Director and determination of his/her term of office.**
2. **Early termination of powers of the Board of Directors' members and election of members thereof.**
3. **Early termination of powers of Audit Commission members and election thereof.**
4. **Approval of amended Company Articles.**
5. **Approval of revised "Procedure of General Meetings of Shareholders of JSC Uralsvyazinform".**
6. **Approval of revised Provision on the Board of Directors of JSC Uralsvyazinform.**
7. **Approval of revised Provision on the Managing Board of JSC Uralsvyazinform**

Shareholders owning no less than 2% of voting shares are entitled to nominate candidates for elections to the Board of Directors and Audit Commission of the company, where the number of such proposed candidates may not exceed the fixed numerical membership of such bodies, namely 11 persons for the Board of Directors, and 5 persons for the Audit Commission. The nominations will be accepted until November 16, 2002 inclusive. If such nominations are made to the Board of Directors and Audit Commission, the assent of a candidate in writing and information about the candidate (name, position, place of employment) which is subject to submission to authorized participants of the Meeting within preparations to the General Meeting shall be enclosed with the corresponding letter of nomination.

The information (materials) that is subject to disclosure within the preparation to Extraordinary General Meeting of Shareholders (including information on candidates to the Board of Directors, General Director, Audit Commission, draft Company Articles in new edition, draft Procedure of General Meetings of Shareholders in new edition, draft Provision on the Board of Directors in new edition, draft Provision on Managing Board in new edition, information on availability or absence of candidates assents to be nominated to corresponding body, draft decisions of Joint Extraordinary General Meeting of Shareholders) may be reviewed since November 26, 2002 on workdays from 8.30 am to 5.30 pm, at the following addresses: 68, Lenin St., Perm; 11, Moskovskaya St., entrance 4, Ekaterinburg; 44, Gogol St., Kurgan; 56, Respublica St., Tyumen; 71, Vorovskogo St., Chelyabinsk; 3, Komintern St., Khanty-Mansyisk; 2, Matrosova St., Salekhard; as well as in Company branches and corporate web-site at www.uralsviazinform.com.

Coming to the Meeting the shareholders should have the identity card and voting Resolutions. A shareholder who has a right to participate in the Meeting is entitled to act via his/her representative. The powers of representatives of natural persons shall be warranted by the power of attorney, certified in compliance with the Civil Code of Russian Federation. The powers of representatives of legal entities shall be warranted by the power of attorney, confirmed by the shareholder or other document which authorizes the representative to act on behalf of the legal entity in the absence of such power of attorney.

A shareholder has the right to take part in a voting on the agenda by sending his Resolutions to the addresses below:

- 68, Lenin St., Perm, 614096;
- 11, Moskovskaya St., entrance 4, Ekaterinburg, 620014;
- 44, Gogol St., Kurgan, 640000;
- 56, Respublica St., Tyumen, 625000;
- 71, Vorovskogo St., Chelyabinsk, 454000;
- 3, Komintern St., Khanty-Mansyiskm,
- 628011; 2, Matrosova St., Salekhard, 629008;

The votes sent by the above-mentioned Resolutions will be taken into account to secure a quorum and to sum up the results of voting provided that the Company receives them two days prior to the EGM date, i.e. not later than December 14, 2002 inclusive.

If voting is made via proxies, a letter of attorney (or a certified copy) or an equivalent document that authorizes a person to act on behalf of a shareholder must be enclosed with the resolutions.

Board of Directors
OAO Uralsvyazinform

APPROVED
by the Extraordinary general
stockholders' meeting of
OJSC "Uralsvyasinform"

Protocol №1 dd. 17.12.2002

Chairman of the meeting

____

REGULATION
ON THE BOARD OF DIRECTORS
OJSC "URALSVYASINFORM"

Perm – 2002

1. GENERAL PROVISIONS

1.1. The present Regulations on the Board of Directors (hereinafter Regulations), according to the Civil Code of the RF, the Federal law "On Joint-Stock Companies" and the Company Charter define the procedure of calling and holding of the Board of Directors' sessions, amounts and procedure of remuneration and compensation to the members of the Board of Directors.
1.2. The Board of Directors is a collegiate management body of the company, which presides its general performance, except for the issues referred by the Federal laws and by the Company Charter to the shareholders meeting competence.

2. THE BOARD OF DIRECTORS' OBJECTIVES AND PRINCIPLES

2.1. Objectives of the Board of Directors are the achievement of maximum profit and asset increase of the Company, protection of the rights and legitimate interests of the shareholders, and providing with full, authentic and objective public information about the Company.
2.2. To realize these objectives the Board of Directors shall act keeping to the following principles:
- taking decisions on the basis of the reliable information about the Company's performance;
- exclusion of limitations of shareholder rights to take part in the management of the Company, to get dividends and information about the Company;
- achievement of balance of the different shareholders groups interests and taking by the Board of Directors the most objective decisions in the interest of all the Company shareholders.

3. RIGHTS AND OBLIGATIONS OF THE BORAD OF DIRECTORS' MEMBERS. PROCEDURE OF THEIR EXERCISING

3.1. A member of the Board of Directors has a right to:
3.1.1. request from the Company officials any kind of information about the Company's performance, and documents, according to Article 89 of the Federal law "On Joint-Stock Companies" in accordance with the Regulations;
3.1.2. get for discharge of their duties remuneration and compensation, connected with the performance of the duties of a member of the Company's Board of Directors in cases and amounts set forth hereby;
3.1.3. request to enter in the minutes of the session of the Board of Directors his/her individual opinion on the agenda's items and on decisions taken.

3.2. A member of the Board of Directors shall:
3.2.1. be loyal to the Company, that is to refrain from taking advantage of his/her official position in the Company in the interests of other people;
3.2.2. act within the limits of his/her rights and according to the objectives and principals of the Board of Directors activities;
3.2.3. act reasonably and in goof faith towards the Company;
3.2.4. not disclose known to him/her confidential information about the Company;
3.2.5. initiate sessions of the Board of Directors in case of urgent issues;
3.2.6. take part in the process of making decisions voting on the items on the agenda at the sessions of the Board of Directors;
3.2.7. take thoroughly-thought decisions, having studied for that all the necessary information;
3.2.8. when taking decisions evaluate risks and ill effects;
3.2.9. report to the Company in time about his/her turning to affiliated company and about changes concerning this;
3.2.10. inform the Board of Directors about planned deals with conflict of interests.
3.3. Members of the Board of Directors shall act on permanent basis and is not limited by participation in the Board of Directors' process of taking decisions.
3.4. On the Board of Directors' written or oral request the Company shall provide access to the documents and information in accordance with article 3.1.1. hereof.
In this case, the required information and documents shall be presented to the member of the Board of Directors for examination within 5 days from the date when the corresponding request was submitted.
On the member's of the Board of Directors request the Company shall provide him with copies of the necessary documents.

4. THE CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. The members of the Board of Directors shall elect the Chairman of the Board of Directors from the Board of Directors' members at the first session by a majority vote of members of the Board of Directors participating in this election.
4.2. A person, acting as the sole executive body, shall not simultaneously act as the Chairman of the Board of Directors.
4.3. The Board of Directors has the right to reelect the Chairman of the Board of Directors at any time.
4.4. Members of the Board of Directors have the right to elect the vice-chairman. In the absence of the Chairman of the Board of Directors the vice-chairman shall perform all his duties (including power to sign documents). In of absence of the vice-chairman, his/her responsibilities are fulfilled by one of the members of the Board of Directors, elected on the decision of the Company's Board of Directors, taken by a majority vote of members, participating at the session.
4.5. The Chairman of the Board of Directors shall organize the work of the Board of Directors, convene its sessions, and organize keeping session minutes.
4.6. The Chairman of the Board of Directors has no right to charge any other person with his/her duties.

5. THE SECRETARY OF THE BOARD OF DIRECTORS

5.1. The members of the Board of Directors shall appoint the Secretary of the Board of Directors at its first session by a majority vote of members of the Board of Directors participating in this session.
5.2. The Board of Directors has the right to discharge the Secretary of the Board of Directors of his/her duty at any time.
5.3. In the absence of the Secretary of the Board of Directors, another person, appointed by a majority vote of members, participating at the session to fulfill his/her duties.
In case of appointment of the Company's Corporate Secretary on the decision taken by the Board of Directors, he/she shall perform duties of the Secretary of the Board of Directors.
5.4. The Secretary of the Board of Directors is entitled to:
5.4.1. request from the Company officials information and documents, necessary for preparing the information on the agenda's items at the sessions of the Board of Directors;
5.4.2. receive remuneration and compensation for the fulfillment of his/her duties, as the Secretary of the Board of Directors, in accordance with established by the Board of Directors procedure and amounts.
5.5. The Secretary of the Board of Directors shall:
5.5.1. take and draw up minutes of the sessions of the Board of Directors;
5.5.2. keep records of incoming documents, keep the incoming original documents and copies of the outgoing documents of the Board of Directors;
5.5.3. inform the members of the Board of Directors on the sessions of the Board of Directors in accordance with procedure and terms established hereby;
5.5.4. send out to the members of the Board of Directors information necessary for discussion of the agenda items at the session of the Board of Directors in accordance with procedure and terms established hereby;
5.5.5. fulfill other duties set forth by these Regulations.

6. SESSION OF THE BOARD OF DIRECTORS

6.1. A session of the Board of Directors may be held in the form of joint attendance, or absentee vote.
6.2. Sessions of the Board of Directors shall be held regularly in accordance with the established at the session of the Board of Directors plan of activities.
6.3. The session of the Board of Directors is convened by the Chairman of the Board of Directors on his own initiative, or on the request of a member of the Board of Directors, Auditing Commission, the Company's auditors, sole or collegial executive body of the Company or shareholders (shareholder) owning at least 5 per cent of the Company's voting shares.
6.4. The request on the calling of a session of the Board of Directors shall contain the following information:
6.4.1. the name of the calling initiator, the body or the legal entity, making the request;
6.4.2. if the request is made by a shareholder, then the number and the type of shares held;
6.4.3. the session form (joint attendance or absentee vote);
6.4.4. the date of the session, if it's the joint attendance form, or if it is absentee vote form, then the cut-off date for written opinions of the members of the Board of Directors on the agenda items;
6.4.5. the agenda;
6.4.6. information list (materials) to be given to the members of the Board of Directors for the session;
Besides the request on session of the Board of Directors may contain the following information:
6.4.7. time and place of the session (joint attendance form);
6.4.8. draft decisions on agenda items;
6.4.9. other information at calling initiator choice;

6.5. The notification on session of the Board of Directors with the necessary information shall be sent to every member of the Board of Directors not later than 14 days prior to the session.
If in compliance with the legislation in force the session should be held undertime, the notification and necessary information sent-term shall be reduced.
If the agenda includes Company's budget issue (including its approval, correction or implementation results), the notification on the session of the Board of Directors with the necessary information on the matter shall be sent to the members of the Board of Directors not later than 20 days prior to the joint attendance session (the cut-off date for written opinions of the members of the Board of Directors on the agenda items).
All the above-mentioned terms can be reduced in case of urgent issues and if no one among the Board of Directors objects.
The session notification shall be sent to the members of the Board of Directors in the written form or in any other convenient form (including mail, telegraph, telephone e-mail or any other type of communications).
The session notification shall contain the information, stated in articles 6.4.3. – 6.4.8. hereof and the address to which the member of the Board of Directors may send their written opinions.
Under the circumstances, when the session can be hardly or not held at the place or time which were notified to the members, the session on the scheduled agenda can be held at another place and (or) at another time.
On the place or time of the Board of Directors session changing, the members of the Board of Directors shall be informed taking into consideration the reasonable time needed for the members of the Board of Directors to arrive to the session of the Board of Directors. The above-mentioned changing notification shall be sent to the members of the Board of Directors in any form, ensuring the notification receipt by the member of the Board of Directors at his/her location address or at the correspondence address.
The first (organizational) session of the Board of Directors (in case when the decision on the members of the Board of Directors election, and its results were announced at the General Shareholders Meeting, when the election was held) shall be held without any preliminary notification on the day of the general shareholders meeting, on which the Board of Directors is elected.

6.6. When taking a decision by the Board of Directors the members of the Board of Directors, participating in the session shall express their opinions by means of voting on agenda items.

6.7. If a member of the Board of Directors cannot be present at the session, and when the session is organized in the form of absentee vote, a member of the Board of Directors shall express his/her opinion on the agenda items in the written form.
If the his/her written opinion contains his/her voting, it shall be taken into account when defining the quorum and estimating the voting results.
The written opinion shall be presented by the member of the Board of Directors prior to the session, or if the session is held in the form of absentee vote, not later than the cut-off date for written opinions of the members of the Board of Directors on the agenda items.

6.8. The presiding person shall announce the written opinion of the absent member of the Board of Directors prior to the voting on the agenda item which the written opinion concerns.
If a written opinion contains an essentially different resolution, than that initially proposed for voting, the Secretary of the Board of Directors shall inform other members of the Board of Directors with the stated opinion prior to drawing up the minutes. The Secretary of the Board of Directors shall also propose to express the members' opinions by means of voting, in the written or any other convenient form (including mail, telegraph, teletype, telephone, e-mail or any other communications).

6.9. Prior to taking the decision on the issue, which preliminary discussion was executed by the committees of the Board of Directors, the members of the Board of Directors should have an opportunity to study the corresponding committees' conclusions (recommendations).

6.10. On taking the decision at the session of the Board of Directors every member of the Board of Directors has one vote.
Assignment of voting right by a the Board of Directors' member to any other person including the Board of Directors' member, shall be excluded.

In case of votes parity when taking a decision by Board of Directors' members, the Chairman of the Board of Directors has a casting vote.

6.11. At the session of the Board of Directors the Secretary of the Board of Directors keeps the minutes. The minutes of the session of the Board of Directors shall be drawn up not later than 3 days after the joint attendance meeting (after the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of absentee vote).
The session minutes shall contain:

- place and time of the joint present meeting, or the place of the minutes drawing up and the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of the absentee vote;
- persons participating in the session (in case of joint attendace);
- persons sent their written opinions;
- agenda of the session;
- items to be voted and the results of voting;
- decisions taken.

The Minutes shall be signed by a presiding at the session person and by the tBoard of Directors' Secretary.

On taking into account the written opinions of the members of the Board of Directors on the agenda, received from the members of the Board of Directors when defining the quorum and the voting results on the agenda items, the written opinions shall be attached to the Minutes.

The Company shall keep the minutes of the sessions of the Board of Directors at its executive body location in accordance with procedure and terms established by the Federal body of the executive power on the equity market;

The Company shall provide the shareholders, the members of the Board of Directors and of the Auditing Commission and the Company's auditors with the access to the minutes of the sessions of the Board of Directors.

6.12. In cases when in accordance with the Company's Charter a decision is taken by at least three quarters of the votes or unanimously by all the members of the Board of Directors not taking into account votes of the retired members of the Board of Directors, the discharged members of the Board of Directors shall be deemed those who are dead, missing and acknowledged as unable to function.

7. REMUNERATION AND COSTS COMPENSATION PAID TO THE MEMBERS OF THE BOARD OF DIRECTORS IN CONNECTION WITH THEIR DUTIES FULFILLMENT

7.1. The members of the Board of Directors within the period they fulfill their duties shall receive remuneration and compensation therefor.

7.2. The remuneration shall be paid quarterly and annually.

7.3. Quarterly remuneration to every member shall be 0.0043% of the Company's profit received from goods, production and works sale and services for the fiscal quarter according to the Company's accounting statements.

The Chairman of the Board of Directors shall receive the remuneration at the rate of 1.3%.

The remuneration to a member of the Board of Directors is reduced:

- by 30% - if he/she is present at less than a half of the joint attendance sessions of the Board of Directors;
- by 100% - if he/she is present at less than a half of all sessions of the Board of Directors.

For the quarter when the reelection of the Board of Directors took place the remuneration to a member of the Board of Directors shall be paid pro rata to the stated period.

7.4. The annual remuneration for all the membership of the Board of Directors shall be 0.4% of the Company's net profit for the fiscal year according to the Company's accounting statements.

The remuneration paid to every member of the Board of Directors shall be defined by the Company's Board of Directors simultaneously with the approval of the Company's annual report.

7.5. The members of the Board of Directors have the right to take part in option programs, realized by the Company.

8. PROCEDURE OF REGULATIONS' APPROVAL AND THEIR AMENDING

8.1. These Regulations shall be approved at the General Shareholders Meeting by the majority of shareholders owning Company voting shares.

8.2. These Regulations may be supplemented and amended at the General Shareholders Meeting by the majority of shareholders owning Company voting shares.

8.3. If resulting from the change of Russian Federation legislation or the Company Charter some articles hereof conflict with them, the Regulations shall be used in part not conflicting with legislation in force and the Company Charter.

APPROVED

by OJSC Uralsvyazinform' s
Extraordinary General Shareholders Meeting

Protocol №1 dd. December 17, 2002

Chairman of the Meeting

____

REGULATIONS ON MANAGEMENT BOARD

of Open Joint-Stock Company "Uralsvyazinform"

Perm 2002

1. GENERAL PROVISIONS

1.1 Pursuant to the Civil Code of the Russian Federation, Federal law "On the Joint-Stock Companies" and the Company Charter these Regulations on the Management Board (hereinafter referred to as "Regulations") determine the terms and procedure for convening and holding of Management Board sessions, as well as the procedure of decisions taking.

1.2 The Management Board is a collegiate executive body of the Company managing current Company activities .

2. MANAGEMENT BOARD OBJECTIVES AND ITS PRINCIPLES OF ACTIVITIES

2.1 The Management Board objective is to ensure efficient operation of the Company.

2.2 To realize this objective the Management Board shall follow principles mentioned below:

- efficient decision-making in the interest of the Company and its shareholders;
- bona fide, timely and efficient execution of the Company General Shareholders Meeting's and Board of Directors' decisions.

3. CHAIRMAN OF THE MANAGEMENT BOARD

3.1 The functions of the Chairman of the Management Board shall be fulfilled by a person being the Company sole executive body – **General Director, who shall arrange Management Board's sessions and preside there. Signs all the documents on behalf of the Company as well as the protocols of Management Board's sessions, acts without any power of attorney on behalf of the Company in accordance with Management Board's decisions adopted within its competence.**

3.2 The Chairman of the Management Board is entitled:

- **to submit to the Management Board's sessions any issues concerning current Company activities referred to in the Company Charter as being within the Management Board's competence;**
- **to submit to the Board of Directors proposals on the numerical and personal membership of the Company's Management Board;**
- **to submit to the Board of Directors an issue on the pre-term termination of the Management Board's members powers;**
- **to submit to the Company's Board of Directors an issue on the amount of remuneration to be paid and its distribution between the Management Board' members.**

3.3 In absence of the Chairman of Management Board and necessity to take urgent decision on any issue, a person who is acting as the General Director shall arrange a session of the Management Board, preside at it and sign the Minutes of the session.

4. SECRETARY OF THE MANAGEMENT BOARD

4.1 The Secretary of the Management Board shall be appointed by the Management Board's members at its first session by a majority vote of participants.

4.2 At any time the Management Board is entitled to dismiss the Secretary of the Management Board and to appoint a new one.

4.3 In absence of the Secretary, his/her duties shall be charged on another person by a majority vote of the Management Board's members participating in the session.

4.4 The Secretary of the Management Board is entitled:

4.4.1 to request from officials information and documents necessary for preparation of materials under the agenda of the Management Board's sessions;

4.4.2 to receive remuneration for fulfillment of his/her duties and costs compensation related to fulfillment thereof, at the rate and order specified by the Management Board decision.

4.5 The Secretary of the Management Board shall

4.5.1 keep and make up minutes of Management Board's sessions;

4.5.2 keep records and save incoming documents and copies of outgoing documents of the Management Board

4.5.3 inform the Management Board's members on the coming Management Board's sessions in the terms and order specified herein;

4.5.4 provide the Management Board's members with materials necessary to consider the items of the Management Board's session agenda in the terms and order specified herein;

4.5.5 execute some other functions provided for in these Regulations.

5. MANAGEMENT BOARD SESSIONS

5.1. Management Board's sessions may be held in the form of joint attendance (including conference call) or absentee vote.

5.2. Management Board's sessions shall be held pursuant to the schedule adopted at the Management Board's session. If necessary, the Management Board shall consider issues not included in the schedule.

5.3. Management Board's session shall be convened by its Cairman under his/her initiative or on the request of any of Management Board's members.

5.4. The members of Management Board shall be notified on the coming session, its place and date (if the session shall be in the form of joint attendance) along with its agenda by the Management Board's Secretary at his/her own choice not later than 5 working days prior to the date of the session.

In case of emergency the above mentioned term may be reduced.

Simultaneously with notification the members of Management Board shall be provided with all necessary materials under the items of the agenda.

5.5. The quorum at the Management Board sessions shall be secured by at least a half of the appointed Management Board's members.

If the number of Management Board's members turns to be less than the number securing the above-mentioned quorum, the Board of Directors shall take the decision on the numerical Management Board's membership and appointment its members.

5.6. When decision-taking by the Management Board, its members participating in the session shall express their opinion on the agenda items by voting.

5.7. If a member of the Management Board cannot take part in the seession in person as well as in case the session is held in the form of absentee vote, this member shall express his/her opinion on the agenda items in writing.

In case written opinion of a member of the Management Board contains his/her voting, it shall be taken into account when mustering a quorum and calculating voting results.

This written opinion shall be submitted by a Management Board member either prior to the date of the Management Board's session or, in case of absentee vote, not later than the cut-off date for written opinion to be submitted by the Management Board's members.

The presiding member shall read out the written opinion of the Management Board member, absent at the session, before the voting on the agenda item on which this opinion is submitted.

5.8. Decisions at the Management Board's sessions shall be taken by the majority of votes of the participating members of the Management Board.

5.9. When taking adecison at the Management Board's sessions each its member shall have one vote.

Assignment of voting right by a Management Board's member to any other person including Management Board 's member, shall be excluded.

In case of votes parity when taking a decision by the Management Board's members. the Chairman of the Management Board has a casting vote.

5.10. The secretary of the Management Board shall keep minutes at the sessions of the Management Board.

The Minutes of the session shall be finalized not later than 3 days after he date of the seession.

It shall state the following:

- the form of the session;
- place ant date of the session (in case of joint attendace);
- persons participating in the session;
- form of each Management Board's member participation in the session, held as joint attendance (personal attendance, participation in the conference call or written opinion);
- agenda of the session;
- items to be voted and the results of voting;
- decisions taken.

The Minutes shall be signed by a presiding at the session person and by the Management Board's Secretary.

The Company shall save the minutes of the Management Board's sessions at the place of its executive body location, in the order and within the terms established by the Federal body of the executive power on the equity market. If the above terms are not established, the Company shall permanently save the the minutes of the Management Board's sessions.

The Company shall provide the members of Board of Directors, Auditing Commission, Company auditors and the shareholders owning at least 25 per cent of the Company's voting shares with an access to to the Minutes of the Management Board's sessions.

6. AMOUNT OF REMUNERATION AND COSTS COMPENSATIONS PAID TO MANAGEMENT BOARD 'S MEMBERS IN CONNECTION WITH THEIR DUTIES FULFILLMENT

6.1. While being in the office, members of the Management Board shall be paid remuneration and compensations connected with their duties fulfillment.

6.2. Remuneration shall be set in per cent of the net Company profit gained for the reporting quarter pursuant to the Company's accounting reports, and shall be paid quarterly .

6.3. The amount of remuneration to be paid and its distribution among the Management Board's members shall be regulated by the Company Board of Directors' decision at the suggestion of the Chairman of the Management Board.

6.4. The rate (per cent) of assessment for the remuneration shall be determined by the Board of Directors' decision.

6.5. Management Board's members shall be entitled to participate in option programs of the Company.

7. PROCEDURE OF REGULATIONS' APPROVAL AND THEIR AMENDING

7.1. These Regulations shall be approved at the General Shareholders Meeting by the majority of shareholders owning Company voting shares.

7.2. These Regulations may be supplemented and amended at the General Shareholders Meeting by the majority of shareholders owning Company voting shares.

7.3. If resulting from the change of Russian Federation legislation or the Company Charter some articles hereof conflict with them, the Regulations shall be used in part not conflicting with legislation in force and the Company Charter.

Draft

APPROVED
by the Extraordinary General
Shareholders' Meeting of
OJSC "Uralsvyazinform"

Protocol №1 dd. 17.12.2002

Chairman of the Meeting

____

HOLDING PROCEDURE OF THE GENERAL SHAREHOLDERS MEETING

of Open Joint-Stock Company "Uralsvyazinform"

Perm – 2002

The present Regulations on the Procedure of the General Shareholders Meeting (hereinafter "Regulations"), according to the Civil Code of the RF, The Federal law "On Joint-Stock Companies" and the Charter of OJSC "Uralsvyazinform"(hereinafter the Company) defines the procedure of holding the General Shareholders Meetings and other issues on the matter of preparing annual and extraordinary general meetings of the Company.

1. THE GENERAL SHAREHOLDERS MEETING: TYPES, FORMS AND TERMS.

1.1. The supreme Company body is the General Shareholders Meeting.

1.2. Company shall hold Annual General Shareholders Meetings (AGM) annually. The Annual General Shareholders Meeting shall take decisions on issues concerning:

- election of the Board of Directors,
- election of the Company's Auditing Commission,
- approval of Company's auditors,
- approval of Annual Company Reports, annual accounting statements, incl. Profit & Loss statements, and distribution of profit and losses according to the results of a fiscal year,

and other issues within the competence of Annual General Meeting.

1.3 Other General Shareholders Meetings shall be considered as Extraordinary ones.

An Extraordinary General Shareholders Meeting (EGM) shall be held on the Board of Directors' decision on its own initiative, on the Company Auditing Commission request, Company's auditors and shareholders' (a shareholder), owning at least 10 per cent of Company voting shares as of the date of request, in the accordance with established hereof.

1.4 The General Shareholders Meeting may be held in the following forms:

- joint attendance meeting for the discussion agenda items and taking decisions on the items to be voted,
- absentee vote meeting

The General Shareholders Meeting, which agenda consists of the Board of Directors' and auditing commission's election, the Company's auditor approval and the approval of annual reports and accounting statements, including the Company's profit and loss accounts, distribution of profit, including payment (announcement) of dividend, and the Company's losses for the results of the fiscal year, shall not be held in the form of absentee vote.

1.5 Annual General Meeting is held at least four months after the end of fiscal year but no later than six months after the end of fiscal year.

1.6 The EGM convened at the Company's Auditing Commission request, Auditors' request or at the request of shareholders (a shareholder) owning at least 10 per cent of the Company's voting shares shall be held within 40 days from the date of the request to hold EGM.

1.7 The EGM convened at the Company's Auditing Commission request, Auditors' request or at the request of shareholders (a shareholder) owning at least 10 per cent of the Company's voting shares, the agenda of which contains the item of election of the Company Board of Directors' members, shall be held within 70 days from the date of the request to hold EGM.

1. 8 In case the number of the Company Board of Directors' members becomes less the quorum necessary to hold the meetings of the Board of Directors, the EGM convened on the decision of the Board of Directors under its own initiative to elect the Board of Directors's members, shall be held within 70 days from the date of decision taken by the Company's Board of Directors..

1. 9 Except for the case, stated in article 1.9 of the present Regulations, the Extraordinary General Shareholders Meeting, convened on the decision and initiative of the Company's Board of Directors on any issues in the General Shareholders Meeting's competence, including the following issues:

- on the pre-term termination of the powers of the Company's Board of Directors (in cases when the number of members of the Board of Directors is not less than quorum necessary for holding the sessions of the Board of Directors);
- on the Board of Directors' election (in case the Board of Directors has not been elected for some reasons)

shall be held within the term, defined by the Company's Board of Directors in accordance with the current legislation and the Charter of the Company.

2. THE PROCEDURE OF MAKING PROPOSALS ON INTRODUCING ITEMS INTO THE AGENDA OF THE ANNUAL GENERAL SHAREHOLDERS MEETING, ON NOMINATING CANDIDATES INTO THE COMPANY'S BODIES, ELECTED BY THE GENERAL SHAREHOLDERS MEETING AND ON THE MAKING A REQUEST ON THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING CALLING.

2.1 Proposals on introducing items into the agenda of the Annual General Shareholders Meeting, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting can be made, but requests on the Extraordinary General Shareholders Meeting calling shall be submitted in the following way:

- sent by mail to the Company's sole executive body address (location), kept in the state unified register of legal entities;
- delivering under notice of receipt to the person, acting as the Company's sole executive body, to the Chairman of the Board of Directors or to another person authorized to take correspondence, addressed to the Company;
- sent by fax.

2.2. Proposals on introducing items into the agenda of the Annual General Shareholders Meeting, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting, shall contain information stated in Article 53 of the Federal law "On Joint-Stock Companies". The request on the Extraordinary General Shareholders Meeting calling shall contain information stated in Article 55 of the Federal law "On Joint-Stock Companies". The requirements stated in Article 53 of the Federal law "On Joint-Stock Companies" shall apply to the proposal on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting, contained in the request on the Extraordinary General Shareholders Meeting calling.

2.3. Only signed by the shareholders (their representatives) proposals on the AGM's agenda, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting, and the request on the Extraordinary General Shareholders Meeting calling shall be considered as submitted.

2.4. Amount of voting shares belonging to a shareholder (shareholders), making the proposal on the AGM's agenda and/or nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting, is determined on the date of such a proposal.

Amount of voting shares belonging to a shareholder (shareholders), requesting the calling of EGM shall be determined on the date of such a request.

2.5. In case the proposal on the AGM's agenda, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting or on requests on the Extraordinary General Shareholders Meeting calling is singed by the shareholder's representative, this proposal (request) shall be attached with the power of attorney (copy of the power of attorney, certified in accordance with established procedure), containing the information about the represented and representative, which in accordance with the Federal law "On Joint-Stock Companies" shall be in power of attorney on voting, and in the form specified therefor by the said law.

2.6. In case the proposal on the AGM's agenda, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting or on requests on the Extraordinary General Shareholders Meeting calling is singed by a shareholder (or his/her representative), whose share right is taken into account in the depositary depot, this proposal (request) shall be attached with the statement of the depot account in the depositary, controlling the mentioned shares' right registration.

2.7. When preparing the General Shareholders Meeting, the proposal on nominating candidates into the Board of Directors or Auditing Commission may be attached with the candidate's written consent and the information about the candidate to be presented to the persons entitled to participate in the General Shareholders Meeting.

2.8. If the proposal on the AGM's agenda or on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting is sent by mail, the date of making such proposals shall be the date on the postmark, proving the sending date.

If the request on the Extraordinary General Shareholders Meeting calling is sent in the form of non-registered letter or other non-registered posting, the date of making such requests shall the date on the postmark, proving the delivery date; and if the request on the Extraordinary General Shareholders Meeting calling is sent in the form of registered letter or other registered posting – the date of on receipt delivery.

2.9 If the proposal on the AGM's agenda, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting or on the request on the Extraordinary General Shareholders Meeting calling is delivered on receipt, the date of making such request shall be the delivery date.

2.10 If the proposal on the AGM's agenda, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting or on the request on the Extraordinary General Shareholders Meeting calling is sent by fax, the date of making such proposal and request shall be the date of the fax-message delivery to the Company in accordance with the procedure established by the second paragraph of the present article.

A fax-message, containing a proposal or request shall be sent to the Company's fax and received by the Company not later than the Company's official close of the working day. On faxing, the copy of the faxed text shall contain the name of the person sending the text, the date and time of faxing and the name of the person receiving the text. In this case the person receiving the text shall confirm its receipt by back faxmessage.

If the Company's receives by fax the original proposal or request, the date of making proposal and request is the date of the fax-message delivery to the Company.

2.11 The Board of Directors shall examine received proposals on the AGM's agenda or on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting and take the necessary decisions within 5 days after the end of the term of making proposals, established by the Company's Charter.

Proposals on the AGM's agenda on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting, received by the Company later than the established examination term, shall be also examined by the Board of Directors in accordance with the procedure established by the legislation in force.

2.12 Received by the Company proposals on the AGM's agenda, on nominating candidates into the Company's Bodies, elected by the General Shareholders Meeting or requests on the Extraordinary General Shareholders Meeting calling can by withdrawn by the persons who made the proposals and requests. The withdrawal shall be sent by any way in accordance with Article 2.1 hereof on proposals and requests set forth hereby. In this case the date of withdrawal receipt shall be the date of receipt by the Company the posting, the withdrawal delivery date or the date of fax delivery.

3. PREPARATION FOR THE GENERAL SHAREHOLDERS MEETING.

3.1. On preparing the General Shareholders Meeting the Company's Board of Directors shall determine:

- the form of the General Shareholders Meeting;
- the date, place and time of the General Shareholders Meeting and the postal address, where filled voting Resolutions shall be sent, or in case of absentee vote the cut-off date for Resolutions sending and the postal address, where the filled voting papers shall be sent;
- the time of participants in the General Shareholders Meeting registration;
- the date of making up a list of persons having the right to take part in the General Shareholders Meeting;
- the AGM's agenda;
- preferred shares type (types), which owners have the vote in the AGM's agenda items;
- the procedure of informing the shareholders on the General Shareholders Meeting;
- the list of information, presented to shareholders on preparing for the General Shareholders Meeting and the procedure of its presentation;
- the Resolutions form and text.

3.2. The General Shareholders Meeting holding place shall be determined in the Company's location or at the territory of any other Company's branch or representative office on the territory of the Russian Federation.

3.3. On determination the time of the General Shareholders Meeting holding, the number of agenda items shall be taken into account. The holding time shall not be determined earlier than 9 a.m. and later than 10 p. m. local time.

3.4. Determining the time of registration of the General Shareholders Meeting participants, the number of participants on such a list shall be taken into account.

3.5. On the AGM's agenda approval the Board of Directors has the right to unite two or more items being in the General Shareholders Meeting competence into one agenda item.
The items shall be combined only if the decision on one of the items is impossible without the taken decision on other interrelated ones.
The following items shall never be combined:

- items, voting on which requires different voters' membership;
- items, voting on which requires different numbers of shareholders'votes participating in the meeting and owning voting shares.

4.NOTIFICATION ON THE GENERAL SHAREHOLDERS MEETING

4.1. Notification on the General Shareholders Meeting shall be published not later than 20 days prior, and notification on the General Shareholders Meeting having in its agenda an item of Company reorganization - not later than 30 days prior to its date.

In case the proposed agenda of Extraordinary General Shareholders Meeting contains an item of the Company's Board of Directors election, notification on the General Shareholders Meeting shall be published not later than 50 days prior to its date.

Notification on the General Shareholders Meeting shall be published shall be in the form provided for by the Russian Federation legislation in force and by the Company Charter according to the procedure specified by the Company's Board of Directors.

4.2. The notification on the General Shareholders Meeting shall state the following:

- full name of the Company and its location;
- the form of the General Shareholders Meeting (joint attendance or absentee vote);
- date, place and time of the General Shareholders Meeting and the address where the filled resolutions shall be sent, and in case of absentee vote, the cut-off date for resolutions receipt and mail address where the filled resolutions shall be sent;
- starting time for registration of persons (their representatives), participating in the General Shareholders Meeting;
- date of compiling a list of persons entitled to participate in the General Shareholders Meeting;
- General Shareholders Meeting's agenda;
- procedure of confirmation their powers by proxies of persons entitled to participate in the General Shareholders Meeting;
- procedure of studying information (materials), to be submitted to persons entitled to participate in the General Shareholders Meeting, while preparation to the General Shareholders Meeting and address (addresses) where to the above information can be studied (address (location) of the sole executive body as well as other addresses where this information (materials) is provided).

4.3. Notification to the shareholders on the General Shareholders Meeting with agenda which contains items voting on which could result in origin of right to demand from the Company to buy-out shares, shall have the following information apart from information stated in Article 4.2 hereof:

- presence of right at the shareholders – holders of voting shares to demand from the Company to buy-out shares belonging to them if they voted against the decision, or have not participated in the voting on these items;
- price and procedure of shares buy-out.

4.4. Notification to the shareholders on Extraordinary General Shareholders Meeting with agenda which contains an item of the Company's Board of Directors election, apart from the information stated in Articles 4.2 hereof, shall have information on the procedure and term of nominating candidates to the Company's Board of Directors by shareholders (a shareholder), owning in aggregate at least 2 per cent of voting shares.

4.5. Apart from the information stated in Articles 4.2-4.4 hereof, the notification on the General Shareholders Meeting may contain other information concerning the procedure of shareholders' participation in the General Shareholders Meeting.

5. GENERAL SHAREHOLDERS MEETING'S QUORUM. REPEATED GENERAL SHAREHOLDERS MEETING

5.1. The General Shareholders Meeting shall be legally qualified (quorum is secured) if shareholders participating in it possess in aggregate more than a half of votes of the Company placed voting shares.

Those shareholders shall be considered as participated in the General Shareholders Meeting who have registered to participate in it as well as those whose Resolutions have been received not later than two days prior to the date of the General Shareholders Meeting. In case of absentee vote those shareholders shall be considered as participated in the General Shareholders Meeting whose Resolutions have been received before the cut-off date.

5.2. In case of no quorum necessary to hold the General Shareholders Meeting, a repeated General Shareholders Meeting shall be held with the same agenda. In case of no quorum necessary to hold the Extraordinary General Shareholders Meeting, a repeated Extraordinary General Shareholders Meeting shall be held with the same agenda.

Repeated General Shareholders Meeting shall be legally qualified (quorum is secured) if shareholders participating in it possess in aggregate more than 30 per cent of votes of the Company placed voting shares.

Notification on repeated General Shareholders Meeting shall be published and Resolutions shall be sent (handed over) not later than 20 days prior to its date.

Notification on the repeated General Shareholders Meeting having in its agenda an item of Company reorganization shall be published not later than 30 days prior to its date.

In case a repeated AGM is to be held earlier than 40 days after cancelled AGM, shareholders entitled to participate in AGM shall be determined in accordance with the list of persons who were entitled to participate in cancelled AGM.

5.3. The Company registrar acting as Calculation Committee shall make up a protocol resulted from the quorum evaluation on the agenda items which shall be signed by persons authorized by the registrar.

In case the quorum is secured, such protocol on quorum determination shall be made up not later than 15 days after the meeting close or cut-off date for Resolutions receipt, in case of absentee vote.

In case of no quorum necessary to hold the General Shareholders Meeting, protocol on quorum determination shall be made up not later than 15 days after the scheduled date of cancelled Meeting or scheduled cut-off date for Resolutions receipt, in case of absentee vote.

6. VOTING MEMBERSHIP AT THE GENERAL SHAREHOLDERS MEETING

6.1. In case the agenda of the General Shareholders Meeting contains items which are to be voted by different voting membership, the quorum for decision on these issues shall be determined separately. If there is no quorum for taking a decision on issues to be voted by the same voting membership, this shall not prevent from taking a decision on other issues to be voted by other voting membership which secures a quorum.

6.2. The issues which are to be voted by different voting membership and being the competence of the General Shareholders Meeting are listed below:

1) election of the Auditing Commission's members and pre-term termination of their powers;

2) taking decisions on entering into deals with conflict of interests;

3) exemption of a person from duty to buy other shareholders' shares, in case the said person, either on his/her own, or jointly with his/her affiliates, purchased 30% or more of outstanding common shares of the Company;

4) the Company reorganization ;

5) liquidation of the Company, appointment of the liquidation commission and approval of intermediate and final liquidation balance sheets;

6) introduction changes and amendments to the Company Charter restricting the rights of shareholders owning preferred shares of a definite type, including fixing of dividend amount or its increase, and/or fixing of liquidation value or its increase, to be paid on the preferred shares of higher priority, along with provision to the shareholders, owning preferred shares of another type, some priority privileges in dividend pay-out and /or liquidation value of shares.

6.3. The right to vote at the General Shareholders Meeting on the issue specified in Article 6.2.1 hereof shall have shareholders owning Company shares voting on all the issues being in the competence of the General Shareholders Meeting with an exception of members of the Company's Board of Directors or officers of the Company's managing bodies.

The right to vote at the General Shareholders Meeting on the issue specified in Article 6.2.2 hereof shall have shareholders owning Company shares voting on all the issues being in the competence of the General Shareholders Meeting, Not involved in conflict of interest.

The right to vote at the General Shareholders Meeting on the issue specified in Article 6.2.3 hereof shall have shareholders owning Company shares voting on all the

issues being in the competence of the General Shareholders Meeting, with the exception of a person owning 30 per cent and more of Company placed common shares, ant its affiliated persons.

The right to vote at the General Shareholders Meeting on the issue specified in Article 6.2.4 and 6.2.5 hereof shall have shareholders owning Company common shares and shareholders owning Company preferred shares.

The right to vote at the General Shareholders Meeting on the issue specified in Article 6.2.6 hereof shall have shareholders owning Company shares voting on all the issues being in the competence of the General Shareholders Meeting along with shareholders owning Company preferred shares with restricted rights.

6.4. The list of persons to vote on agenda of the General Shareholders Meeting shall be defined as of the date of compiling the list of those entitled to participate in the General Shareholders Meeting.

6.5. In case the quorum on different items of the agenda is to be defined separately, the protocol shall contain data on the quorum (no quorum) on each such item.

7. BODIES TO HOLD GENERAL SHAREHOLDERS MEETING

7.1. The Chairman of the General Shareholders Meeting shall be a person defined by the Company Charter. The Chairman of the General Shareholders Meeting shall conduct the General Shareholders Meeting including the following:

1) to declare the meeting open and closed,
2) to name the reporters on the items of agenda,
3) to supervise the discussion on the items of agenda,
4) to fulfill other functions provided for hereby.

7.2. On the decision of the Chairman of the General Shareholders Meeting held in the form of joint attendance, the Presidium of the General Shareholders Meeting may be organized.

The Chairman and the Presidium's members shall jointly conduct the General Shareholders Meeting and fulfill functions provided for by Articles 7.1.1, 7.1.2 and 7.1.3 hereof.

7.3. In case a person, presiding at the General Shareholders Meeting in accordance with the Company Charter is absent at the Extraordinary General Shareholders Meeting, held on the request of bodies and persons entitled to demand such meeting holding, the Chairman of the General Shareholders Meeting shall be the person (or his/her agent) who has taken a decision to hold the Extraordinary General Shareholders Meeting, or if this decision has been taken by several persons or by the members of a collegiate body, one of them under their decision.

7.4. To keep the minutes of the General Shareholders Meeting its Chairman shall appoint a secretary (secretariat) of the General Shareholders Meeting.

7.5. In case there is an appointed Company corporate secretary, he/she being a secretary of the General Shareholders Meeting shall:

1) take necessary measures to ensure preparation and holding of the General Shareholders Meeting pursuant to the requirements of legislation, the Charter and other Company internal documents based on the decision to hold General Shareholders Meeting adopted by the Board of Directors or other bodies and persons pursuant to the requirements of legislation and the Company Charter;

2) prepare instructions to the Company registrar concerning the list of persons entitled to participate in the General Shareholders Meeting and the list of persons entitled to receive dividends on shares;

3) compile documents to be submitted to the General Shareholders Meeting, ensure access to them, certify copies of document and submit them on the request of persons entitled to participate in the General Shareholders Meeting;

4) notify all the members of the Company's managing supervising bodies on the General Shareholders Meeting;

5) collect filled voting Resolutions received by the Company at the specified adresses and timely pass these Resolutions to the Company's registrary acting as a Caculation Comitttee;

6) answer any and all questions of the General Shareholders Meeting's participants concerning its procedure, these Regulations and keeping to the requirements of legislation in force, as well as take measures to settle conflicts related to the procedure of preparation and holding of the General Shareholders Meeting;

7) arrange the minutes of the General Shareholders Meeting's keeping.

In case the corporate secretary is not appointed or absent at the General Shareholders Meeting, or at some stage of its preparation, the above functions shall be fulfilled by the Meeting's secretary and/or other persons of the Company.

7.6. The functions of the Company's Caculation Comitttee shall be executed by the Company's registrar. The registrar shall check the powers and register persons participating at the Company's General Shareholders Meeting, determine AGM's quorum, clarify the matters related to shareholders' (their representatives') realization of their right to vote at the General Shareholders Meeting, explain the voting procedure for the items to be voted, ensure the established voting procedure and the shareholders' right to participate in voting, calculate votes and sum up the voting results, make up the protocol on the results of voting and hand over the Resolutions to records, and fulfill other functions provided for hereby.

Acting as the Caculation Comitttee the Company's registrar is entitled to:

- keep register and other records in any form under his/her choice;
- independently define forms of protocols taking into account requirements of legislation in force and those of these Regulations.

8. PROCEDURE OF GENERAL SHAREHOLDERS MEETING (HOLDING IN THE FORM OF JOINT ATTENDANCE) AND VOTING ON ITS AGENDA ITEMS

8.1. Registered shall be the persons (their representatives) of the list entitled to participated at the General Shareholders Meeting except those whose Resolutions have been received not later than two days prior to the date of the Meeting.

In case the Company or its registrar acting as calculation committee receives a notice on the replacement (revocation) of a representative before registration, this representative of a person entitled to participate in the General Shareholders Meeting, such a person (as well as his/her new representative acting on the basis of power of attorney) shall be registered to participate in the General Shareholders Meeting.

Persons (their representatives), entitled to participate in the General Shareholders Meeting, whose Resolutions have been received not later than two days prior to the date of the Meeting, have the right to be present at the Meeting.

8.2. The General Shareholders Meeting held in the form of joint attendance shall be opened if the quorum is secured at least on one of the items of the General Shareholders Meeting's agenda. Registration for the persons who have not registered before General Shareholders Meeting's opening shall be finished by the discussion of the last agenda's item secured by the quorum.

8.3. In case at the time of the General Shareholders Meeting beginning there is no quorum on any items of its agenda, the registrar acting as calculation committee shall notify the Chairman of the Meeting on the above. The Chairman shall take a decision on the shift time for the Meeting opening. In this case the opening of the General Shareholders Meeting shall not be shifted for more than 2 hours.

In case the opening hour of the General Shareholders Meeting is shifted, the actual opening hour shall be recorded in the minutes.

8.4. The issues at the General Shareholders Meeting shall be discussed in accordance with the priority defined by approved agenda.

The priority of items to be discussed may be changed on the Meeting's decision.

8.5. Discussion of the General Shareholders Meeting agenda's items shall be done by the submission to the persons, participating in the Meeting, information on the agenda's items and by receiving (if necessary) any clarification concerning the agenda's items and submitted information.

Discussion of the General Shareholders Meeting agenda's items shall be done in the order specified in Articles 8.6 – 8.9 hereof.

8.6. Information on the item to be discussed shall be submitted to the persons participating at the meeting in the form of reports (statements) by

reporters appointed by the Chairman of the Meeting;

persons (their representatives), participating in the meeting and who announced their intention to present additional information on the agenda's items. Such applications shall be submitted in writing to the Chairman of the General Shareholders Meeting before the discussion of related agenda's item started. The application shall contain the name of the person, wording of agenda's item on which the information would be presented, time required for the report, number of votes the person owns to vote on the discussed item.

8.7. Each person (representative), participating in the meeting, has the right to apply for clarification on any agenda's item and for information on it to the Chairman of the meeting, to the Presidium or any other person(s) who could present such information. This application shall be submitted in writing to the Chairman of the Meeting before the discussion of the next agenda's item, stating the name of a person participating in the meeting and number of votes the person owns to vote on the discussed item.

Each written application duly drawn shall be considered within the meeting duration.

In case, in Chairman's of the meeting opinion, that of Presidium's member or any person(s) submitting information, it is impossible to give immediate comprehensive clarification, or a person (his/her representative) requires a written clarification on the issue of his/her interest, such written clarification shall be submitted to the applied person not later than 10 days after the General Shareholders Meeting closure. A written clarification may be submitted only in case of duly drawn application in accordance with the 1st paragraph of this Article.

8.8. The time for reports (statements) delivering on the General Shareholders Meeting agenda's items and for clarification of the submitted applications shall be defined by the Chairman of the Meeting. In this case:

- the reporter appointed by the Chairman of the Meeting shall be given not less than 10 minutes and not more than 45 minutes;

- the person (his/her representative) participating in the meeting, and presenting additional information on the agenda's item shall be given not less than 5 minutes;

- for the clarification on the presented application shall be given not less than 10 minutes.

A reporter may use the time defined by the Chairman of the Meeting for the floor not in full.

The Chairman of the Meeting shall not comment on the report, nor shall he interrupt a reporter, except cases when a reporter breaks the order of the meeting holding provided for hereby.

8.9. The Chairman of the Meeting shall define the necessity to have breaks in the meeting and their duration.

A break in the meeting cannot be announced when discussing an agenda's item.

8.10. Persons (their representatives), registered for the participation in the General Shareholders Meeting shall have the right to vote all the agenda's items at any time from the meeting opening up to the voting closing specified in Article 8.11 hereof and starting of votes calculating on the agenda's items.

8.11. After the last item of the General Shareholders Meeting's agenda, with the secured quorum, has been discussed the Chairman of the Meeting shall additionally assign not less than 30 minutes for voting on the agenda's items.

8.12. Voting results and decisions taken by the General Shareholders Meeting may be

1) read out at the General Shareholders Meeting

or

2) brought to the notice of persons entitled to participate in the meeting according to the established order.

8.13. The General Shareholders Meeting shall be closed

1) when all decisions taken by the meeting and the voting results have been read out as specified in Article 8.12.1 hereof,

or

2) when the time given for voting on the agenda's items as per Article 8.11 hereof has expired, in case provided for by Article 8.12.2 hereof.

The General Shareholders Meeting that by it opening had the quorum only on some agenda's items, shall not be closed if by the end of registration the persons, securing the quorum necessary to take decisions on other agenda's items, have registered.

9. RESOLUTIONS FOR VOTING AT THE GENERAL SHAREHOLDERS MEETING

9.1. Voting on the agenda's items shall be done only with voting Resolutions.

The Resolution shall be sent or delivered under notice of receipt to each person stated in the list of persons entitled to participate in the General Shareholders Meeting not later than 20 days prior to the date of the General Shareholders Meeting. Resolutions shall be sent by registered mail.

On the request of persons registering themselves to participate in the General Shareholders Meeting and whose Resolutions have not been received by the Company or received more than two days after the date of the General Shareholders Meeting, could receive Resolutions only for voting marked as re-issued.

In case of the General Shareholders Meeting in the form of joint attendance, the Company or its registrar acting as Calculating Committee has received a notice from a person entitled to participate in the General Shareholders Meeting on the replacement (revocation) of a representative before registration of the representative whose powers expired, a person entitled to participate in the General Shareholders Meeting (as well as his/her new representative acting under of power of attorney) shall be given voting Resolutions.

9.2. Resolutions shall include the following:

- full name of the Company and its location;
- the form of the General Shareholders Meeting (joint attendance or absentee vote);
- date, place, time of the General Shareholders Meeting and mail address where the filled Resolutions should be sent, or in case of absentee vote, the cut-off date for Resolutions receipt and the mail address where the filled Resolutions should be sent;
- wording of decisions on each item (name of each candidate), on which the voting shall be executed by this Resolution;
- options for voting on each agenda's item expressed in "For", "Against" or "Abstain". In case of cumulative voting on election of the Board of Directors' members there should be a special spare place in Resolutions against the name of each candidate to be filled with the number of votes given for him/her by a person participating in the General Shareholders Meeting and choosing option "For";
- an instruction that election of the members of the Company's Board of Directors shall be executed by cumulative voting along with explanation of the cumulative voting essence;
- a memo that resolutions should be duly signed by a shareholder;
- any other information provided for by the legislation in force.

Apart from the above-mentioned Resolutions may include the following:

- wording of each item to be voted and priority of its discussion;
- the way of marking of chosen option;
- full name of person entitled to participate in the General Shareholders Meeting;
- number of votes possessed by a person entitled to participate in the General Shareholders Meeting on each agenda's item;
- any other information defined by the Board of Directors.

A Resolution shall not include two or more agenda's items of the General Shareholders Meeting if the voting on these items shall be executed by different voting membership.

9.3. The following Resolutions shall be declared invalid:

1) voting Resolutions where more than one voting options have been marked;
2) Resolutions received by the Company duly signed by a representative acting under the power of attorney in case their receipt by the Company or registrar acting as the Calculation Committee later than two days prior to the date of the General Shareholders Meeting;
3) revealed two or more Resolutions filled by one person where for one and the same agenda's item different voting options have been chosen;
4) a Resolution on the election of members of Auditing Commission where voting option "For" has been chosen for more candidates than the number of members to be elected in Company's Auditing Commission

9.4. In case a Resolution contains several items to be voted, the declaration of such Resolution to be invalid in respect of one or more items shall not entail the declaration of the Resolution being invalid in whole.

9.5. Votes presented in a voting Resolution being declared invalid on any or all items in this Resolution shall not be taken into account when summing up the voting on the items this resolution has been declared invalid. Declaration of a Resolution being invalid in respect of one, several or all items in this Resolution shall not be the ground to exclude votes of this Resolution when determining the quorum.

10. COSTS BORNE FOR PREPARING AND HOLDING THE GENERAL SHAREHOLDERS MEETING

10.1. The list of costs to be borne for preparing and holding of Annual and Extraordinary General Shareholders Meetings to be held on the decision of the Company's Board of Directors under its initiative, on the request of Company's Auditing Commission, that of Company's Auditors as well as on request of its shareholders (shareholder) owning at least 10 per cent of Company's voting shares as of the date of the request submission shall be made up and approved by the Company's Management Board.

10.2. In case within the established period, the Company's Board of Directors has not taken the decision to convene an Extraordinary General Shareholders Meeting or it has taken a decision not to convene it, and an Extraordinary General Shareholders Meeting has been convened by bodies and persons who had requested its convocation while the General Shareholders Meeting has taken the decision to compensate the costs borne for preparing and holding such an Extraordinary General Shareholders Meeting at the expense of the Company, the compensation shall be effected only for the documentary proved costs borne by the bodies and persons in power to convene and hold such an Extraordinary General Shareholders Meeting.

11. APPROVAL OF PROCEDURE AND ITS AMENDING

11.1. This Procedure shall be approved by the General Shareholders Meeting by the majority of votes of shareholders owning Company's voting shares.

11.2. This Procedure may be amended and supplemented at the General Shareholders Meeting by majority of votes of shareholders owning Company's voting shares.

11.3. If resulting from the change of Russian Federation legislation or the Company Charter some articles hereof conflict with them, the Procedure shall be used in part not conflicting with legislation in force and the Company Charter.

APPROVED
by OJSC "Uralsvyazinform"'s
Extraordinary General Shareholders Meeting

Protocol №1 dd. December 17, 2002

Chairman of Meeting

____

CHARTER

of Open Joint-Stock Company "URALSVYAZINFORM"

Perm 2002

Article 1
General Provisions

1.Open joint-stock company "Uralsvyazinform" (hereinafter referred to as the "Company") has been founded by the on State Property Committee, decision № 202-p dd. 28.04.94, pursuant to the Russian Federation President's Decree #721, dd. July 1, 1992 "On Organizational Measures for transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies" and pursuant to the Russian Federation Government's Act № 1003 dd. December 22, 1992 "On privatization of communications companies".

1.1 The Company is the assignee of the state communications and information enterprise "Rossvyazinform" of the Perm region with respect to its obligations concerning telecommunications, wired radio broadcasting, TV broadcasting and the property included into the Charter Capital.

1.2 Based on the decision approved by Uralsvyazinform's General Shareholders Meeting held on September 27, 2001, the Company was reorganized by merging with open joint-stock company "Uraltelecom" of the Sverdlovsk region (OJSC "Uraltelecom" of the Sverdlovsk region), located at: 11 Moskovskaya str, entrance 4, Ekaterinburg, 620014, INN 6662024854; open joint-stock company "Electrosvyaz" of the Kurgan region (OJSC "Electrosvyaz" of the Kurgan region) located at: 44 Gogol str, Kurgan, 640000, INN 4501006321; open joint-stock company "Tyumentelecom" (OJSC "Tyumentelecom") located at 56 Respublica str., Tyumen, 625000, INN 7202029076; open joint-stock telecommunications company of Khantymansiysk autonomous district (OJSC "Khantymansiyskokrtelecom"), located at 3, Kominterna str., Khantymansiysk, 628011, INN 8601001998; open joint-stock company "Svyazinform" of the Chelyabinsk region (OJSC "Chelyabinsksvyazinform") located at 161, Kirov str., Chelyabinsk, 454000, INN 743013360 and open joint-stock company "Yamalelectrosvyaz" (OJSC "Yamalelectrosvyaz"), located at: 2, Matrossov str., Salekhard 629008, INN 8900000150.

In accordance with:

- transfer act dd. September 26, 2001 and Merger Agreement signed between the Company and OJSC "Chelyabinsksvyazinform" and approved by OJSC "Uralsvyazinform" General Shareholders Meeting on September 27, 2001 and OJSC "Chelyabinsksvyazinform" General Shareholders Meeting on September 26, 2001,
- transfer act dd. September 25, 2001 and Merger Agreement signed between the Company and OJSC "Uraltelecom" of the Sverdlovsk region and approved by OJSC "Uralsvyazinform" General Shareholders Meeting on September 27, 2001 and OJSC "Uraltelecom" General Shareholders Meeting on September 25, 2001,
- transfer act dd. September 25, 2001 and Merger Agreement signed between the Company and OJSC "Tyumentelecom" and approved by OJSC "Uralsvyazinform" General Shareholders Meeting on September 27, 2001 and OJSC "Tyumentelecom" General Shareholders Meeting on September 25, 2001,
- transfer act dd. September 24, 2001 and Merger Agreement signed between the Company and OJSC "Electrosvyaz" of the Kurgan region and approved by OJSC "Uralsvyazinform" General Shareholders Meeting on September 27, 2001 and OJSC "Electrosvyaz" General Shareholders Meeting on September 24, 2001,
- transfer act dd. September 27, 2001 and Merger Agreement signed between the Company and OJSC "Yamalelectrosvyaz" and approved by OJSC "Uralsvyazinform" General Shareholders Meeting on September 27, 2001 and OJSC "Yamalelectrosvyaz" General Shareholders Meeting on September 27, 2001,
- transfer act dd. October 12, 2001 and Merger Agreement signed between the Company and OJSC "Khantymansiyskokrtelecom" and approved by OJSC "Uralsvyazinform" General Shareholders Meeting on September 27, 2001 and OJSC "Khantymansiyskokrtelecom" General Shareholders Meeting on October 12, 2001.

The Company is the assignee of all rights and obligations of OJSC "Chelyabinsksvyazinform", OJSC "Uraltelecom" of the Sverdlovsk region, OJSC "Tyumentelecom", OJSC "Electrosvyaz" of the Kurgan region, OJSC "Yamalelectrosvyaz" and OJSC "Khantymansiyskokrtelecom" under all their obligations towards all their creditors and debtors including contested ones.

Termination of OJSC "Chelyabinsksvyazinform" was registered on September 30, 2002 by Chelyabinsk Central District Inspectorate of the Ministry for Taxes and Levies by merging it with JSC "Uralsvyazinform", termination of OJSC "Uraltelecom" of the Sverdlovsk region was registered on September 30, 2002 by Ekaterinburg Verkh-Isetsky District Inspectorate of the the Ministry for Taxes and Levies by merging it with JSC "Uralsvyazinform", termination of OJSC "Tyumentelecom" was registered on September 30, 2002 by Inspectorate №3 of the the Ministry for Taxes and Levies by merging it with JSC "Uralsvyazinform", termination of OJSC "Electrosvyaz" of the Kurgan region was registered on September 30, 2002 by Kurgan Inspectorate of the the Ministry for Taxes and Levies by merging it with JSC "Uralsvyazinform", termination of OJSC "Yamalelectrosvyaz" was registered on September 30, 2002 by Yamalo-Nenetsky Autonomous District Inspectorate of the the Ministry for Taxes and Levies by merging it with JSC "Uralsvyazinform", termination of OJSC "Khantymansiyskokrtelecom" was registered on September 30, 2002 by Khantymansiysk inter-regional Inspectorate № 1 of the the Ministry for Taxes and Levies by merging it with JSC "Uralsvyazinform".

Article 2
Company Name and Location

2.1 Full Company name in Russian is открытое акционерное общество "Уралсвязьинформ".
2.2 Abbreviated Company name in Russian is ОАО "Уралсвязьинформ".
2.3 Full company name in English is Open Joint-Stock Company "Uralsvyazinform".
2.4 Abbreviated Company name in English is OJSC "Uralsvyazinform".
2.5 The Company location –Russian Federation, 614096, Perm, Lenin str., 68.

Article 3
Company Legal Status

3.1 **The Company is a commercial organization, which Charter Capital is split into shares certifying Company members' laws of obligation towards the Company.**
"Uralsvyazinform" is an open joint-stock company. Its period of activity is unlimited.

The Company legal status, the procedures of its activities, reorganization and liquidation as well as the powers and duties of its shareholders are determined by the Civil Code of the Russian Federation, Federal Law " On Joint-stock Companies" other Federal laws and legal acts of the Russian Federation adopted by the relevant state bodies within their power, and by this Charter.

In case the current law regulations of the Russian Federation change this Charter is valid in the part not contradicting to their imperative norms.
Concerning the matters not specified in this Charter the Company shall keep to the current RF legislation and to other legal acts adopted within the power of the relevant state bodies.

3.2 The Company is a legal entity and owns solitary property stocked at its independent balance, it may acquire on its behalf property and personal non-property rights, sue and be sued in courts.

The Company shall have a round seal, inscribed with its full name in Russian and address, as well as other seals with inscriptions specified in accordance with established procedure, stamps and letter-heads with the Company name, its own emblem, trade mark, registered in accordance with established procedure, and other means of visual identification.

The Company branches and other operating entities are allowed to have round seal, inscribed with full names in Russian of: the Company, the corresponding branch or operating entity and place of the Company's registration, as well as other seals with inscriptions specified in accordance with established procedure, stamps and letter-heads performed in identical corporate style. The information of round seal's availability shall be included into Regulations on the Company's corresponding branch or its operating entity.

The Company is entitled, in accordance with established procedure, to open bank accounts on the territory of the Russian Federation and abroad.

3.3 The Company shall bear responsibility under its obligations within the bounds of the owned property towards which as per the RF legislation the claim may be made. The shareholders shall not make any commitments under the Company obligations and bear risk of loss connected with the Company activities within the cost of the shares they own. Shareholders who did not pay the shares in full shall bear joint responsibility under the Company obligations within the limits of unpaid part of their share cost.

3.4 The Company shall not bear any responsibility under obligations of the Government, its bodies or its shareholders, as well as the Government, its bodies and shareholders shall not bear any responsibilities under the Company obligations.

3.5. For state, social, economic and tax policy implementation the Company shall bear responsibility for the documents safety (those concerning management, finance, economic activities, personnel and other), ensure handing over the documents of scientific and historical importance for public safe-keeping, keep and use, in accordance with established procedure, the documents concerning the Company staff and personal data the Company's employees.

Article 4

Company Objectives and Activities

4.1 The Company objective is profit earning.

4.2 Main Company activities are:

4.2.1 provision of local and intra-zone communications services;

4.2.2 provision of local, domestic and international long-distance communications services via payphones and public call offices;

4.2.3 provision of domestic and international long-distance communications services;

4.2.4 provision of GSM mobile communications services;

4.2.5 provision of NMT mobile communications services;

4.2.6 provision of AMPS mobile communications services;

4.2.7 provision of mobile radio communications services ("Altai" type);

4.2.8 provision of trunking communications services;

4.2.9 provision of paging services;

4.2.10 provision of channels leasing services;

4.2.11 provision of Intelligent Network services;

4.2.12 provision of telematics services (including e-mail services, access to information resources, directory services, Telefax services, Comfax services, BureauFax services , message handling services, voice message services, audioconferece and videoconference services;

4.2.13 provision of data transmission services;
4.2.14 provision of telegraph services (including "Telegramma" services and AT/Telex network services);
4.2.15 provision of air and cable TV services;
4.2.16 provision of wired radio broadcasting services;
4.2.17 provision of air TV, radio programs and additional information;
4.2.18 provision of TV-broadcasting services using transmission devices;
4.2.19 provision of radio-broadcasting services using transmission devices;
4.2.20 provision of local communications services using radio access devices;
4.2.21 provision of TV-broadcasting services using transmission devices (MMDS);
4.2.22 carrying out the works related to the State secret information deployment;
4.2.23 holding activities and/or providing services related to State secret security;
4.2.24 holding activities and/or providing services in the sphere of State secret security related to technical security;
4.2.25 holding activities and/or providing services in the sphere of State secret security related to cryptographic board operation;
4.2.26 arrangement and execution of works aimed at the security of communications secret and other secret protected by law;
4.2.27designing buildings and constructions considering special issues: environmental protection, fire safety, etc.;
4.2.28 expertise of pre-project and project documentation;
4.2.29 constructing, complete overhaul, reconstruction, extension, and technical re-equipment of communications installations;
4.2.30 development, building, operation of civil constructions and social establishments;
4.2.31 geodesic and cartographicactivities;
4.2.32 training, advanced training of engineers and technical specialists, operating personnel and managers;
4.2.33 maintenance, repair and sale of cash machines;
4.2.34 maintenance, repair and sale of communications devices;
4.2.35 installation, repair and maintenance of intruder alarm systems;
4.2.36 recovery of networks and communications devices after alarms and failures;
4.2.37 high –priority provision of telecommunications services and devices for defense, public administration, security and law-and–order assurance;
4.2.38 provision of communications facilities in emergency situations;
4.2.39 implementation of mobilization plans of network communications facilities preparation in the emergency situations in accordance with the established procedure;
4.2.40 provision of consultation services;
4.2.41 commercial and sales activities;
4.2.42 international relation business activities;
4.2.43 polygraph activities;
4.2.44 advertising in all media in the Russian Federation and abroad, including foreign states;

4.3 Provision of communications services by the Company is performed under tariffs set by the Company itself except the cases provided for by the RF legislation.

4.4 Having legal capacity the Company obtains civil rights and duties necessary to fulfil any other activities not prohibited by the Federal laws.
However, to perform some activities specified by the Federal laws the Company shall obtain special permits (licenses).

Article 5 **Company**

Branches and Representative Offices

5.1. In accordance with the established procedure the Company is entitled to establish its branches and open representative offices both on the territory of the Russian Federation and abroad. Company branches and representative offices are not legal entities.

5.2. the Company has the following branches:

5.2.1. Ekaterinburg telecommunications branch of OJSC "Uralsvyazinform", located at : 620014 Ekaterinburg, Moskovskaya str., 11, entrance 4.

5.2.2. Kungur telecommunications branch of OJSC "Uralsvyazinform", located at: 640000 Kurgan, Gogol str., 44.

5.2.3. Perm telecommunications branch of OJSC "Uralsvyazinform", located at: 614096, Perm, Lenin, 68.

5.2.4. Tyumen telecommunications branch of OJSC "Uralsvyazinform", located at: 625000 Tyumen, Respublica str., 56.

5.2.5. Khantymansiysk telecommunications branch of OJSC "Uralsvyazinform", located at: 628011 Khantymansiysk, Kominterna str., 3.

5.2.6. Chelyabinsk telecommunications branch of OJSC "Uralsvyazinform", located at: 454000 Chelyabinsk, Kirov str., 161.

5.2.7. Yamalo-Nenetsky telecommunications branch of OJSC "Uralsvyazinform", located at: 629008 г. Salekhard, Matrossov str, 2.

5.2.8. GSM Mobile Network, located at: 614000 Perm, Stakhanovskaya str., 54/2.

5.2.9. NMT Mobile Network, located at: 614010 Perm, Smirnov str., 4.

5.3. The Company has its representative office in Moscow located at: 109004 Moscow, Nikoloyamskaya str., 48, build. 2.

5.4. Company Branches and representative offices shall act pursuant to the related Regulations approved by the Board of Directors.

Branches and offices' managers shall be appointed and dismissed by the General Director under tentative agreement with the Company's Board of Directors and shall act on behalf of the Company based on the Power of Attorney.

The Management Board may approve an establishment of a branch collegiate executive body organizing the fulfillment of the Company's boards decisions and acting on the basis of the Regulations approved by the Company's Management Board.

Article 6

Company Charter Capital. Placed and Authorized Shares

6.1. The Company Charter Capital is 4 816 166 796, 72 rubles.

6.2. The Company Charter Capital consists of par value of shares issued in non-documentary form and bought by shareholders, including:

6.2.1. **32 298 782 020** common registered shares. Each common share par value is 0,12 rubles.

6.2.2. **7 835 941 286** preferred registered shares. Each preferred share par value is 0,12 rubles.

6.3. The Company is entitled to place 11 445 155 709 common registered non-documentary shares additionally to the already placed common shares (authorized shares). Each common authorized share par value is 0,12 rubles.

The Company is entitled to place 7 164 058 714 preferred non-documentary shares additionally to the already placed preferred shares (authorized shares). Each preferred authorized share par value is 0,12 rubles.

6.4. Authorized shares provided for in Article 6.3 hereof if they are placed shall have all the rights set forth in Articles 7 and 8 hereof for the Company shares of the respective category (type).

6.5. The Company Charter Capital can be increased as per procedure provided for by the RF current legislation and this Charter, as follows:

6.5.1. by raising the Company share par value;

6.5.2. by placement of additional shares within the amount of authorized shares set forth in Article 6.3 hereof.

6.6. Increasing the Company Charter Capital by raising of share's par value shall be done based on the decision of the General Shareholders Meeting , approved by a majority vote of the Company voting shares holders participating in the Meeting.

6.7. Increasing the Company Charter Capital by placement of additional shares via closed subscription shall be done based on the decision of the General Shareholders Meeting being approved by at least three quarters of votes belonging to the shareholders –holders of the Company's voting shares, participating in the Meeting.

6.8. Increasing the Company Charter Capital by placement of additional shares via open subscription in case the amount of additionally placed shares via open subscription is more than 25 per cent of earlier placed Company shares, shall be done based on the decision of the General Shareholders Meeting being approved by at least three quarters of votes belonging to the shareholders –holders of the Company's voting shares, participating in the Meeting.

6.9. . Increasing the Company Charter Capital by placement of additional shares via open subscription except cases specified in Articles.6.7 and 6.8 hereof, shall be done based on the Company Board of Directors' decision, approved unanimously by all the members of the Company's Board of Directors, not taking into account the votes of the Company retired directors.

6.10. Payment of additional shares to be placed via subscription can be effected in cash, securities, by other things or rights of property, or other rights having pecuniary valuation. The way of additional shares payment shall be determined by decision on their placement.

6.11. The Company Charter Capital can be reduced by share's par value cutting or reduction of their total amount, including acquisition of their parts in cases provided for the Federal Law "On Joint-Stock Companies".

6.12. The decision to reduce the Company Charter Capital via decreasing shares' par value or via acquisition of their parts in order to reduce their total amount shall be adopted at the General Shareholders Meeting by a majority of vote of shareholders owning Company voting shares participating in the Meeting.

6.13. The Company shall not reduce its Charter Capital if as a result of such reduction its amount would become less than thousandfold minimal wages fixed by the Federal law as of the date of documents submission for state registration of respective amendments introduced into the Company Charter, and in case the Company, pursuant to the requirements of the RF current legislation, must reduce its Charter Capital – as of the date of the Company state registration.

6.14. If by the end of the second and each following fiscal year in accordance with annual balance sheet, proposed for the approval by the Company shareholders, or the auditing results the net assets value is less than its Charter Capital, the Company must reduce its Charter Capital to the amount not exceeding its net assets.

Article 7 **Rights and Duties of the Shareholders Owning Company Common Shares**

7.1. Each Company common share provides to its holder the same rights.

7.2. Each shareholder owning Company common shares has the following rights:

7.2.1. to participate in the General Shareholders Meeting according to the procedure provided by the Russian Federation legislation in force;

7.2.2. to receive dividends according to the procedure provided by the Russian Federation legislation in force and this Charter, in case they are authorized by the Company;

7.2.3. to receive a part of the Company property, remained after its liquidation, pro rata his/her shares;

7.2.4. to receive access to the documents set forth in Article 89.1 of the Federal law "On joint-stock companies", according to the procedure set forth in Article 91 thereof;

7.2.5. to request from the registrar the confirmation of his/her shareholder's ownership rights by receiving an extract from the Company Shareholders Register;

7.2.6. to receive from the Company registrar an information on all the records at his/her personal account as well as any other information provided for by the legal acts of the Russian Federation, establishing the procedure of Shareholders register keeping;

7.2.7. to dispose his/her shares without any consent of other shareholders and the Company;

7.2.8. to defend in courts his/her violated civil rights including the demand to the Company for compensation of damages, in cases provided for by the Russian Federation legislation in force;

7.2.9. to demand the redemption of all his/her shares or their part from the Company in cases and according to procedure provided for by the Russian Federation legislation in force;

7.2.10. to sell his/her shares to the Company in case the Company has decided to buy these shares;

7.2.11. to demand from the Company an extract from the list of persons entitled to participate in the General Shareholders Meeting, containing information on the shareholder;

7.2.12. to have preemption right to buy additionally placed via open subscription shares and issued securities, swapped into shares, in the amount pro rata to his/her owned shares.

7.3. A shareholder owning more than 1 per cent of the Company voting shares, has the right to request from the Company registrar an information on names of shareholders registered in the Shareholders Register and on the amount, category and par value of the shares they own (This information is submitted without naming their address).

7.4. Shareholders (shareholder), owning at least 1 per cent of the Company placed common shares have the right to bring suit into the court against a member of the Company Board of Directors, against the Company sole executive body, against a member of the Company collegiate executive body, as well as against a controlling organization or a director to compensate damages caused to the Company as a result of guilty activities (inactivity) of the above-mentioned persons.

7.5. Shareholders owning at least 1 per cent of votes at the General Shareholders Meeting shall have the right to request from the Company the list of persons entitled to participate in the meeting. In this case the information containing shareholders' documents data and their addresses shall be disclosed only with their consent.

7.6. Shareholders (a shareholder) owning in aggregate at least 2 per cent of the Company voting shares shall have the right to put items into the AGM agenda and nominate candidates to the Company managing and auditing boards to be elected by the General Shareholders Meeting. When preparing an Extraordinary Shareholders Meeting having on its agenda the election of the Company Board of Directors, the above-mentioned shareholders (shareholder) shall have the right to propose candidates for election into the Company Board of Directors.

7.7. Shareholders (a shareholder) owning in aggregate at least 10 per cent of the Company voting shares shall have the right to demand from the Company Board of Directors to convene an Extraordinary the General Shareholders Meeting. If within the period set forth by the Russian Federation legislation in force and by this Charter the Company Board of Directors does not take the decision to convene an Extraordinary the General Shareholders Meeting or it takes the decision not to convene it, an Extraordinary the General Shareholders Meeting can be convened by the above-mentioned shareholders.

7.8. Shareholders (a shareholder) owning in aggregate at least 10 per cent of the Company voting shares shall have the right at any time to demand the auditing of financial and economic activities of the Company.

7.9. Shareholders (a shareholder) owning in aggregate at least 25 per cent of the Company voting shares shall have the right to access and receive copies of accounting reports and minutes of the Company collegiate executive body meetings.

7.10. Shareholders owning Company common shares shall have some other rights provided for by the current legislation of the Russian Federation as well as by this Charter.

7.11. Each shareholder owning the Company common shares must:

- inform the Company register-holder on any changes in his personal data;
- not disclose confidential information about the Company activities.

7.12. In case a Company shareholder is going to acquire himself or together with his affiliated person (persons) 30 and more per cent of the Company placed common shares, this shareholder shall send to the Company, not earlier than 90 days prior and not later than 30 days before the acquisition date, a written notice informing about his intention to buy the above-mentioned shares. After finalizing the deal(s) on shares acquisition the above shareholder shall within 30 days from the acquisition date propose to the Company shareholders to sell him/her belonging to them Company common shares and issued securities swapped into common shares at the market price and, but not lower than their weighted average price for six months preceding the acquisition date.

Article 8

Rights and Duties of the Shareholders Owning Company Preferred shares

8.1. Each Company preferred share provides to its holder the same rights.

8.2. Shareholders owning preferred shares shall have the right to receive annual fixed dividends, except cases provided for by this Charter. Total amount of dividends on each preferred share shall be at the rate of 10 percent of the Company net profit of the last fiscal year divided by the number of shares which shall be 25 per cent of the Company Charter Capital. In case the amount of dividends payable by the Company on each common share in a given year exceeds the amount payable as dividends on each preferred share, the amount payable on the latter shall be increased up to the dividend amount payable on the common share.

8.3. The shareholders owning preferred shares shall have the right to participate in the General Shareholders Meeting having the constituent power when voting the issues of reorganization and liquidation of the Company as well as when amending and editing the Company Charter if such amendments limit the right of the above-mentioned shareholders.

8.4. The shareholders of preferred shares shall have the right to participate in the General Shareholders Meeting having constituent power to vote all the agenda items when the General Shareholders Meeting has not approved, irrespective of the reasons, the decision to pay dividends or has taken the decision to pay the partial dividends on preferred shares. The shareholders of preferred shares shall accrue this power beginning from the meeting which follows the AGM where the decision to pay dividends has not been taken and shall be terminated at the date of the first full dividend pay-out on the preferred shares.

8.5. Preferred shares holders shall have the rights provided for by Articles 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, and 7.2.12 hereof for the Company common shares holders. These rights are provided to the holders of the preferred shares including cases when these shares are not voting ones.

8.6. Preferred shares holders shall have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 hereof in case the preferred shares have the constituent power on all the items being in competence of the Company General Shareholders Meeting.

8.7. The preferred shares holders shall have the right to demand from the Company the redemption of all his/her shares or their part in cases and according to procedure provided for by the Russian Federation legislation in force ;

8.8. The preferred shares holders owning at least 1 per cent of votes at the General Shareholders Meeting shall have the right to request from the Company the list of persons entitled to participate in the meeting. In this case the information containing shareholders' documents data and their addresses shall be disclosed only with their consent.

8.9. Shareholders of the Company preferred shares shall have some other rights provided for by the Russian Federation legislation in force as well as by this Charter.

8.10. Each shareholder of the Company preferred shares must:

- inform the Company register-holder on any changes in his personal data;
- not disclose confidential information about the Company activities.

Article 9

Company Funds

9.1. The Company shall have a reserve fund constituting 5 per cent of the Company Charter Capital.

The Company reserve fund is made of compulsory annual allocations of at least 5 per cent of the Company net profit reaching the reserve fund amount set forth in this Article.

The reserve fund is aimed at covering the Company losses, paying off Company bonds and redemption of stock in case the lack of other funds.

The reserve fund cannot be used for other purposes.

9.2. The Company General Shareholders Meeting may take a decision on the item provided for by Article 12.2.13 hereof to establish some other funds including Employees Stock Fund.

The Employees Stock Fund shall be used solely to purchase Company shares sold by the Company shareholders for their further placement at its employees.

In case of compensated placement of Company shares, acquired at the cost of Employees Stock Fund the received proceeds shall be allocated to the above-mentioned fund.

The procedure of the fund foundation, its outlay and its objectives are specified by the Regulations on Employees Stock Fund to be approved by the Company Board of Directors.

Article 10

Company Dividends

10.1. Once a year the Company shall have the right to take a decision (to declare) on the dividends' payment on the placed shares.

Dividends shall be paid out of the Company net profit stated in the Company Profit and Loss Account of the Company's year performance. Dividends on preferred shares may be paid out of specially assigned Company funds.

In case the Company reorganization by merger with other companies the Company net profit shall be qualified by summation its net profit with net profits (losses) of merging companies calculated in accordance with accounting standards in the Profit and Loss Accounts of the merging companies as of the last reporting date (reorganization date).

The decision to pay annual dividends, their amount and the way of payment on shares of all categories (types) shall be approved by the General Shareholders Meeting. The amount of annual dividends shall not exceed the one recommended by the Company's Board of Directors.

In order to pay out dividends the Company shall make up a list of persons entitled to receive annual dividends. This list shall be compiled based on the register data as of the date of making up the list of persons entitled to participate in AGM.

10.2. Dividends on preferred shares shall be paid within the term fixed by the AGM's decision on the payment of the Company annual dividends. The said term shall be not later than 60 days from the date of decision on the payment of the Company annual dividends. **In case the AGM does not fix the term of dividends on preferred shares payment, these dividends shall be paid not later than 60 days from the date of decision on the payment of the Company annual dividends.**

The amount of dividends on preferred shares is determined by Article 8.2. hereof.

10.3. Dividends on common shares shall be paid within the term fixed by the AGM's decision on the payment of the Company annual dividends. The said term shall be not later than the end of the fiscal year when the decision on dividend pay-out was adopted. **In case the AGM does not fix the term of dividends on common shares payment, these dividends shall be paid not later than on December 31 of the fiscal year when the decision on dividend pay-out was adopted.**

10.4. Declared by the Company dividends shall be paid in cash.

10.5. When taking the decision (declaring) on dividend pay-out the Company shall be guided by the restrictions set forth by the Federal laws.

Article 11

Company Shareholders' Register. Company Registrar

11.1. The Company shall ensure the keeping and saving the Company Shareholders' Register pursuant to requirements set forth by the Russian Federation legislation in force and other legal acts of the Russian Federation.

11.2. The holder of the Company Shareholders' Register shall be a special registrar exclusively keeping the shareholders' register and having a due license to run this kind of activities.

Approval of the Company Shareholders' Registrar and Contract general terms and conditions to be signed with the said registrar as well as the termination of such a Contract shall be executed based on the decision of the Company's Board of Directors.

11.3. The Company shall not be free from responsibility to keep and save Company Shareholders' Register. If illegal registrar's actions violate any shareholder's or nominee's civil rights, this shareholder or nominee shall have a right to apply to court according to the procedure established the Russian Federation legislation in force demanding to recover his/her violated civil rights including compensation for losses.

11.4. The Company registrar shall fulfil the Company Calculation Committee's functions. In this case the registrar shall check the powers and register persons participating at the Company's General Shareholders Meeting, determine AGM's quorum, clarify the matters related to shareholders' (their representatives') realization their right to vote at the General Shareholders Meeting, explain the voting procedure for the items to be voted,

ensure the established voting procedure and the shareholders' right to participate in voting, calculate votes and sum up the voting results, make up the protocol on the results of voting and hand over the Resolutions to records.

Article 12

General Shareholders Meeting

12.1. The supreme Company body is the General Shareholders Meeting.

12.2. The aspects listed below are the competence of the General Meeting, and cannot be resigned to the Board of Directors, General Director or Managing Board of the Company

1) amending and editing the Company Charter or approval of re-editions of the Company Charter with an exception of cases stated in the Federal Law "On Joint Stock Companies", provided such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;;

2) Reorganization of the Company, provided such decisions are being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

3) Liquidation of the Company, appointment of the liquidation commission and approval of intermediate and final liquidation balance sheet, provided such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

4) Election of Board of Directors members, effected by the means of cumulative votes;

5) Pre-term termination of powers of Board of Directors members, provided such decisions being approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

6) Definition of number, nominal value, category (type), of authorized shares of the Company, as well as rights, provided by these shares, provided such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

7) Increase of the Company charter capital by raising share par value provided such decisions being approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

8) Increase of the Company charter capital by placing additional issues of shares via open subscription provided the number of such shares placed exceeds 25 per cent of outstanding common stock of the Company, such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

9) Increase of the Company charter capital by placing additional issues of shares via close subscription, such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

10) Decrease the Company charter capital by means of reduction of nominal value of shares, purchase of a part of shares in order to decrease their overall number and redemption of shares acquired or repurchased by the Company provided that such decisions are approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

11) Election of the Company auditing committee and pre-term termination of its powers, provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

12) Approval of the Company auditors, provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

13) Approval of annual reports, Company's annual accounting including profit and loss statement, along with allocation of profits, incl. dividend pay-out (declaration), and Company loss, in compliance with results of a given fiscal year, provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

14) Establishing the procedure of Annual General Meetings provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

15) Splitting and consolidation of shares provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

16) Entering into deals with conflict of interests, such decisions to be taken in cases thereunder and in compliance with Article 11 of Federal law "On Joint-Stock Companies";

17) Entering into major deals connected with both explicit or implicit acquisition and alienation or possible alienation of assets, the price of which exceeds 50 per cent of the book value of Company assets according to the accounting as of the last reporting date, with an exception of transactions being made within regular economic activities of the Company, transactions concerning subscription-based placement (realization) of common shares, and transactions connected with placement of stock swapped into common shares of the Company provided that such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

18) Participation in holding companies, financial and industrial groups, associations and other commercial organizations provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

19) Approval of internal documents, regulating activities of Company bodies provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

20) Placement of corporate bonds, swapped into shares, and placement of other securities, swapped into shares, provided the bonds (other securities) are placed through the closed subscription scheme, or if open subscription, the convertible bonds may be swapped into common shares of the Company, exceeding 25% of shares earlier placed, provided that such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

21) Decision that expenses for preparation and holding the Extraordinary General Meeting should be borne by the Company provided the EGM has been convoked in defiance of requirements of the Russian Federation legislation in force, i.e. not based on a decision of the Board of Directors, but by other persons, provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

22) Exemption of a person from duty to buy other shareholders' shares, in case the said person, either on his/her own, or jointly with his/her affiliates, purchased 30% or more of outstanding shares of the Company. The decision shall be approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM, except for the

voting shares, belonging to the said person and his/her affiliates;

23) Devolution of powers from the sole executive body of the Company to the controlling organization, or managing director provided that such decision is approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

24) Other issues provided for by the Federal Law "On Joint-Stock Companies" and this Charter.

12.3. The Annual General Meeting is solely entitled to make decisions concerning the issues, provided in Items 2, 7, 8, 9, 15-19, 23 of Article 12.2 of the present Company Charter upon the recommendation of the Board of Directors. At this rate, the persons that are authorized to introduce items to the agenda of the AGM or EGM in compliance with the Russian Federation legislation in force are not entitled to require introduction of the listed issues with the Board of Directors.

The AGM does not have a right to consider or take any decisions on issues that are not part of its terms of reference pursuant to the Federal Law "On Joint-Stock Companies".

The AGM is not entitled to take decisions on items that are not included in the agenda, as well as change the agenda.

12.4. When considered at the AGM, amendments and additions to the present Charter that would restrict shareholders' rights, i.e. rights of owners of Company preferred shares of a certain type, shall be considered adopted provided that such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of preferred shares of the Company, participating in the AGM;

12.5. The Company is to hold AGMs annually.

Annual General Meeting shall be held at least four months after the end of fiscal year but no later than six months after the end of fiscal year.

The Annual General Shareholders Meeting shall look into issues concerning

- election of the Board of Directors,
- election of auditing commission,
- approval of Company auditors,
- approval of Annual Company Reports, annual accountancy, incl. Profit & Loss statements, and distribution of profit, including dividend pay-out (declaration), and losses according to the results of a fiscal year,

and other issues being the competence of Annual General Meeting.

12.6. Shareholders (a shareholder), owning in aggregate at least 2 per cent of voting shares shall have a right to introduce items in AGM's agenda and to nominate candidates to the Company's Board of Directors and Auditing Commission the number of which shall not exceed the number of relevant body stated herein. Such proposals shall enter the Company not later than **45 days** after the end of a fiscal year.

12.7. Other than Annual General Shareholders Meetings shall be considered as Extraordinary ones.

An Extraordinary General Shareholders Meeting (EGM) shall be held on the Board of Directors' decision based on its own initiative, on the Company Auditing Commission request, Company's auditors and shareholders' (a shareholder), owning at least 10 per cent of Company voting shares as of the date of request. The convocation of EGM on the request of the Company's Auditing Commission, Company's auditors or shareholders owning at least 10 per cent of Company voting shares shall be executed by the Company Board of Directors.

12.8. The EGM convened at the Company's Auditing Commission request, Auditors' request or at the request of shareholders (a shareholder) owning at least 10 per cent of the Company's voting shares shall be held within 40 days from the date of the request to hold EGM.

12.9. The EGM convened at the Company's Auditing Commission request, Auditors' request or on the request of shareholders (a shareholder) owning at least 10 per cent of the Company's voting shares, the agenda of which contains the item of election of the Company Board of Directors' members, shall be held within 70 days from the date of the request to hold EGM.

In case the number of the Company Board of Directors' members becomes less the quorum necessary to hold the sessions of the Board of Directors, the EGM convened on the decision of the Board of Directors under its own initiative to settle the issue of the Board of Directors' members election, shall be held within 70 days from the date of decision taken by the Company's Board of Directors.

12.10. When preparing an EGM having in its agenda the item of election the Company's Board of Directors, the shareholders (a shareholder), owning in aggregate at least 2 per cent of voting shares shall have a right to nominate candidates to the Company's Board of Directors, the number of which shall not exceed the number of Board of Directors stated herein. Such proposals shall enter the Company not later than 30 days prior to EGM.

12.11. The list of persons entitled to participate in the General Shareholders Meeting shall be made up based on the Company shareholders' register data.

The list of persons entitled to participate in the AGM shall be made up not earlier than the date when the decision to hold the General Shareholders Meeting was taken and not later than 50 days and at least 45 days to the date of its holding.

The list of persons entitled to participate in the EGM having in its agenda an item concerning the election of the Company Board of Directors' members shall be made up not earlier than the date when the decision to hold the EGM was taken, not more than 65 days prior and not later than the notice on the EGM holding was published.

12.12. Notice on the AGM shall be published not later than 20 days prior to the date of its holding, and the notice on the General Shareholders Meeting having in its the agenda the item concerning the Company reorganization shall be published not later than 30 days prior to the date of its holding.

In case the agenda of EGM contains an item concerning the election of the Company Board of Directors' members, the notice on the EGM shall be published not later than 50 days prior to the date of its holding .

Within the stated time a notice on the General Shareholders Meeting shall be either sent to each person of the list of those entitled to participate in the General Shareholders Meeting, by registered mail or delivered to all of the enlisted person under notice of receipt. Additionally the notice on General Meeting may be published in the newspaper "Rossiyskaya Gazeta" .

12.13. Persons entitled to participate in the General Shareholders Meeting shall be provided with the following information (materials) according to the procedure and at the place (places) stated in the Notice on the General Shareholders Meeting:

annual accounting reports including auditors' opinion and Company auditing commission opinion on the results of annual accounting audit,

information on the candidates into the Board of Directors and Auditing Commission of the Company,

draft alterations and amendments to be introduced into the Company Charter, or new edition of the Company Charter,

internal documents draft,

other drafts of documents to be adopted by the draft decisions of the General Shareholders Meeting,

draft decisions of the General Shareholders Meeting,

any other information (materials), necessary to be provided pursuant to the current legislation,

any other information (materials) necessary to take decisions on the General Shareholders Meeting' agenda, covered by the Board of Directors in the list of information (materials) to be provided to the shareholders when preparing the General Shareholders Meeting.

12.14. General Shareholders Meeting shall be legally qualified (shall secure a quorum), provided it was participated by shareholders owning in aggregate more than a half of vote of the voting shares placed by the Company.

Shareholders are deemed to have participated in the General Shareholders Meeting if they have registered for the participation or whose resolutions have been received not later than two days prior to the date of the General Shareholders Meeting. Shareholders are deemed to have participated in the General Shareholders Meeting held in the form of absentee voting, if their resolutions have been received before the cut-off date fixed for the resolution receipt.

12.15. In case the agenda of the General Shareholders Meeting contains items, which are to be voted by different voting membership, the quorum for decision on these items shall be determined separately. If there is no quorum for taking a decision on items to be voted by the same voting membership, this shall not prevent from taking a decision on other items to be voted by other voting membership, which secures a quorum.

12.16. If there is no quorum to hold General Shareholders Meeting, a repeated Annual General Shareholders Meeting shall be held with the same agenda. If there is no quorum to hold Extraordinary General Shareholders Meeting a repeated Extraordinary General Shareholders Meeting may be held with the same agenda.

A repeated Annual General Shareholders Meeting shall be legally qualified (shall secure a quorum), provided it was participated by shareholders owning in aggregate at least 30 per cent of vote of the voting shares placed by the Company.

A notice on repeated AGM and sending (delivery) of voting resolutions shall be done not later than 20 days prior to the date of repeated AGM.

A notice on repeated AGM with the agenda containing an item of the Company reorganization shall be published not later than 30 dates prior to the repeated AGM.

In case a repeated AGM is to be held earlier than 40 days after cancelled AGM, shareholders entitled to participate in AGM shall be determined in accordance with the list of persons who were entitled to participate in cancelled AGM.

12.17. Unless otherwise was decided by the Company's Board of Directors, the General Shareholders Meeting shall be presided by a person acting as the sole executive body.

12.18. Other issues related to the preparation and holding Annual and Extraordinary General Shareholders Meetings including the holding procedure shall be determined by the Company's Procedure of Holding General Shareholders Meeting to be approved by General Shareholders Meeting.

Article 13

Company's Board of Directors

13.1. Board of Directors is the collegiate body of the Company, which exercises the overall administration of the Company's activities.

13.2. The Board of Directors shall be annually elected in the number of 11 members by the General Shareholders Meeting cumulative voting

13.3. The Annual General Meeting is entitled to decide on pre-term termination of powers of the Board of Directors. Such a decision thereof may only be taken if relating to all the members of the Board of Directors.

In case of pre-term termination of the Board's powers, the powers of newly formed Board of Directors shall be effective until the next General Meeting of Shareholders.

13.4. The exclusive competence of the Board of Directors is as follows:

1) Determination of priority guidelines of the Company, including approval of annual budget, medium-term and long-term budgets, strategies and development programs of the Company, amendment of the said documents and control of their fulfillment;

2) preliminary approval of operations being over the stated Company annual budget;

3) Convocation of annual and extraordinary General Meetings of Shareholders, except for cases stipulated in Article 55.8 of Federal Law "On Joint-Stock Companies";

4) Approval of the General Meeting's agenda;

5) Fixing of the cut-off date to compile the list of persons entitled to participate in the Annual General Meeting, and other issues being the competence of the Board of Directors pursuant to provisions set forth in Article 7 of Federal law "On Joint-Stock Companies", and relating to preparations and holding of General Meetings.

6) Preliminary approval of Annual Report of the Company;

7) Increase in the charter capital through placement of additional share issues within the number of authorized shares, stipulated hereof except for cases set forth in items 8 and 9 of Article 12.2 hereof;

8) Placement of bonds or other securities in case placement conditions provide that the securities hereof are not convertible into shares of the Company;

9) Placement of convertible bonds and other convertible securities if the said bonds (securities) are placed on the basis of open subscription and may be swapped into Company shares, representing 25% or less than 25% of common shares previously placed;

10) Fixing of price (pecuniary valuation) of assets, placement price and buy-out price of securities in cases, provided for in the Federal Law "On Joint-Stock Companies";

11) Approval of decisions on shares issuance, Prospectuses, Reports on Results of the Issue, Quarterly Reports of the Issuer, Reports on Results of Share Purchases for their redemption;

12) Purchase of shares, bonds and other securities being placed by the Company;

13) Approval the Company's Registrar and the general terms and conditions of Contract to be signed with Registrar, as well as terms of its termination;

14) Recommendations with regard to the rate of dividend payments, form and deadline of repayment, approval of internal document on dividends on Company shares;

15) Usage of reserves fund and other Company funds;

16) Monitoring the internal auditing procedures;

17) Recommendations with regard to the amount of remuneration and compensations to be paid to Auditing Commission members, approval of Contract general terms and conditions to be signed with auditors including the amounts to be paid to the Auditors for their services;

18) Approval of Regulations on operating entity of the Company, executing internal audit, agreement on candidates for its manger, as well as some other issues which shall be considered by the Board of Directors in accordance with Regulations on the said operating unit;

19) Approval of major deals connected with both explicit or implicit acquisition and alienation or possible alienation of assets, the price of which ranges between 0.4% to 25 per cent of the book value of Company assets according to the accounting as of the last reporting date;

20) Approval of major deals connected with both explicit or implicit acquisition and alienation or possible alienation of assets, the price of which ranges between 25 to 50 per cent of the book value of Company assets according to the accounting as of the last reporting date, with an exception of transactions concerning subscription-based placement of common shares, and transactions connected with placement of convertible securities that are swapped into common shares of the Company;

21) Approval of transactions with conflict of interests, in cases set forth in Article 11 of

Federal law "On Joint-Stock Companies";

22) Affirmation of organizational structure of the Company including main functions of operating entities;

23) Establishment of branches, opening of representative offices, their liquidation, and approval of their Regulations;

24) Affirmation of candidates to the positions of directors of branches, representative offices and their retirement;

25) Approval of annual budget, strategy and Company's development programs including for those of its branches, emending the above documents, monitoring the results of their fulfilment;

26) Appointment of the sole executive body (General Director), fixing his/her term of office as well as pre-term termination of his/her powers;

27) Election (re-election) of Chairman of the Board of Directors and his/her deputy;

28) Establishment of collegiate executive body (Management Board), determination of its term of office and pre-term termination of Management Board members' powers;

29) Affirmation of holding more than one office by a person acting as the sole executive body and by the members of Management Board in managing bodies of other organizations;

30) Authorization to hold more than one paid office in other organizations for a person acting as the sole executive body;

31) Establishment of continuing or temporary (for settlement of given matters) committees of the Board of Directors, and approval of Regulations thereon;

32) Appointment of the Company corporate Secretary and his/her dismissing, and approval of Regulations thereon;

33) Approval of contracts (supplementary agreements), concluded with General Director, members of Management Board, directors of brunches, representative offices, directors of operating entities executing internal audit, Company Corporate Secretary along with consideration of issues, submitted to the Board of Directors in connection with such contracts;

34) Taking decisions on the Company participation (acting as a participant, terminating participation, change an interest) in other businesses, including those connected with purchase, sale of shares or stakes in other companies along with additional contributing to the charter capitals of said organizations;

35) Taking decisions on the Company participation in non-commercial organizations, except the cases set forth in Article 12.2.18 hereof, by entering the organization as its participant, termination of participation, additional contributions related to the Company participation in non-commercial organizations;

36) Taking decisions on the agenda of General Meetings of affiliated companies (supreme management bodies of other organizations) where the Company is the sole participant;

37) Outlining the procedure of interaction with organizations, which Company has an interest in;

38) approval of additional document related to disclosure of Company information;

39) Approval of internal documents of the Company other than stated in Article 13.4 hereof, which refer to issues being the competence of the Board of Directors, except for internal documents, being the competence of General Meeting and executive bodies of the Company pursuant to Company Charter;

39) Other issues provided for by the Federal law "On Joint-Stock Companies" and this Charter.

13.5. Issues being the exclusive competence of the Company's Board of Directors cannot be devolved on the Collegiate Body or Sole Executive Body of the Company.

13.6. Decisions on the issues set forth in items 7, 20 of Article 13.4 hereof are adopted unanimously by all the members of the Board of Directors except for the votes of the retired

members of the Board of Directors

In case the consensus of opinion regarding the items 7 and 20 of Article 13.4 hereof is not reached by the Board of Directors, the said issues may be submitted to the General Meeting upon the respective decision of the Board of Directors. In that case, the decisions shall be taken by the majority of votes, belonging to the holders of voting shares participating in the General Meeting.

13.7. Other issues, aside from those enlisted in Articles 13.6, hereof, which are the competence of the Board of Directors pursuant to the Federal law "On Joint-Stock Companies" and Company Charter, shall be approved by the majority of votes belonging to the members of the Board of Directors, participating in the session

13.8. Convocation and procedure of sessions of the Board of Directors, the amounts of remuneration and compensations paid to members of the Board of Directors along with the procedure of payment are stipulated in the Regulations on the Board of Directors, to be approved by the General Meeting of Shareholders.

13.9. Sessions of the Board of Directors are convened by the Chairman on his/her own initiative, on request of a member of the Board of Directors, Auditing Commission of the Company, Company auditors, sole or collegiate Executive Bodies, as well as on request of shareholders (shareholder), owning in aggregate at least 5% of voting shares of the Company.

13.10. The quorum is assumed as secured provided more than 50% of the authorized members of the Board of Directors participating in the session of the Board of Directors

13.11. When determining the quorum and results of the Board of Directors' voting it shall be taken into account an opinion of an absent member of the Board expressed in writing.

13.12. The Company's Board of Directors is entitled to take decision by absentee voting.

13.13. When considering issues at the Board of Directors' session each member of the Company's the Board of Directors has one vote. When taking a decision the Chairman of the Board of Directors has casting vote in case of votes' parity of the Board of Directors' members.

13.14. The Chairman of the Board of Directors shall organize its work, convene sessions of the Board and preside at them, arrange record-keeping and ensure efficient activities of committees under the Board of Directors.

13.15. The Board of Directors is qualified to appoint a deputy Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the power to sign documents) shall be executed by his/her deputy, and if the latter is absent, these functions shall be executed by one of the Board's members elected under the decision of the Board of Directors taken by the majority of members' votes participating in the session.

Article 14

Company Management Board

14.1. Management Board is the collegiate executive body of the Company, which provides for fulfillment of decisions adopted by the General Meeting of Shareholders and the Board of Directors.

14.2. Numerical and personal membership of the Management Board shall be determined by the decision of the Company's Board of Directors upon recommendation of General Director and members of the Board of Directors.

14.3. The Management Board shall be established for the term determined by the Board of Directors when its members are appointed.

The Board of Directors is entitled to initiate the pre-term termination of powers of any member (all members) of Management Board.

In case of pre-term termination of some members of the Management Board, the powers of newly appointed ones shall be valid within the term of office of the Company's Management Board.

14.4. The competence of the Management Board involves the following operating management issues:

1) working out of proposals on main streamlines of Company activities including drafts of annual budget, medium-term and long-term budgets, strategies and development programs of the Company along with amendment of the said documents;

2) approval of internal audits procedure;

3) elaboration of human resources and social policies of the Company;

4) approval of internal document regulating general provisions of labor motivation and consideration and decision taking on terms of collective agreements;

5) preparation of materials and draft decisions in connection with issues that are submitted to consideration of General Meeting of Shareholders and sessions of the Board of Directors and submission of materials to committees under the Board of Directors;

6) managerial and technical provision of the Company's operations;

7) elaboration of technical, economic and financial, and tariff policies of the Company;

8) determination of accounting policy, supervision on improvement of accounting and managerial methods along with introduction of IAS in the Company and its branches;

9) determination of methods of planning, budgeting and controlling in the Company and its branches;

10) determination of security policy in the Company and its branches;

11) elaboration of procedure of property allocation to Company branches and its attachment;

12) determination of numerical membership and appointment of members of branch's collegiate executive bodies as well as pre-term termination of their powers, approved by Regulations on collegiate bodies thereof;

13) preliminary affirmation of candidates for deputy directors, chief accountants of branches and representative offices and dismissing of the said persons;

14) approval of general terms and conditions of contracts (supplementary agreements) signed with members of branch's collegiate executive bodies, deputy directors, chief accountants of branches and representative offices, along with consideration of issues on which the Management Board shall take decisions pursuant to the above-mentioned agreements;

15) approval of quarterly budgets of branches and amendment of these documents;

16) performance analysis of the Company's divisions, including isolated ones, provision of mandatory directives to advance their efficiency;

17) approval of internal documents that address issues being the competence of the Management Board, except for questions that are approved by the General Meeting and the Board of Directors of the Company.

14.5. Management Board is entitled to take decisions relating to other aspects of operating activities of the Company upon the instructions of the Board of Directors or suggestion of General Director of the Company.

14.6. Convocation and procedure of Management Board's sessions, and the decision-making process of the Management Board, amounts of remuneration and compensations paid to members of the Management Board shall be set forth in the Regulations on the Management Board of the Company, to be approved by the General Meeting of the Company.

14.7. Rights, duties, salary and responsibility of members of the Management Board shall be stipulated in contracts, concluded with every member thereof. The contacts shall be signed on behalf of the Company shall be signed by its General Director.

Article 15

Company General Director

15.1. General Director is the sole executive body executing management of operating activities of the Company. General Director shall be appointed by the Board of Directors of the Company.

15.2. General Director shall take decisions, which as per this Charter are not the competence of the General Shareholders Meeting, the Board of Directors or Management Board of the Company.

15.3. General Director shall perform the functions of the Chairman of the Management Board of the Company.

15.4. General Director shall act on behalf of the Company without power of attorney, including representation of the Company's interests, make deals on behalf of the Company, approve staff list, issue orders and give instructions mandatory for all Company employees.

Rights, duties, salary and responsibility of General Director are stipulated in the contract, signed between he/she and the Company. This contract on behalf of the Company shall be signed by the Chairman of the Board of Directors.

15.5. The General Shareholders Meeting is entitled at any time to take a decision on pre-term termination of General Director's powers and appointment a new one.

15.6. The Board of Directors is entitled at any time to take a decision on pre-term termination of General Director's powers and dissolving the contract with him/her.

Article 16

Company Corporate Secretary Corporate Secretary Apparatus

16.1. On the decision of the Board of Directors a special person may be appointed to supervise the Company's bodies and officers keeping to procedure requirements thus ensuring realization of rights and interests of the Company's shareholders, i.e. the Corporate Secretary of the Company.

16.2. Rights, duties, term of office, salary and responsibility of Company Corporate Secretary are stipulated in the internal Company's documents and by the Contract to be signed between him/her and the Company. This contract on behalf of the Company shall be signed by the Chairman of the Board of Directors.

16.3. To ensure efficient performance by the Company Corporate Secretary his/her duties the Company may found Corporate Secretary Apparatus, the membership, number of staff, structure and responsibilities shall be regulated by internal Company documents to be approved by the Board of Directors.

Article 17

Auditing of the Company Financial and Economic Activities

17.1. To perform auditing of the Company's financial and economic activities there shall be established an Auditing Commission, a special operating entity to perform internal auditing, as well as an independent auditors shall be invited.

17.2. The Auditing Commission is a self-dependent Company supervision body to be elected by the General Shareholders Meeting for the term office till the next AGM and numbering 7 persons.

17.2.1. The General Shareholders Meeting may take a decision on pre-term termination of powers of any and all members of the Auditing Commission.

In case of pre-term termination, the powers of newly appointed Auditing Commission's members shall be valid till the next General Shareholders Meeting.

If the number of Auditing Commission's members turns to be less than a half of its elected members, the Board of Directors shall convene an Extraordinary General Shareholders Meeting to elect new Auditing Commission. The remaining members of Auditing Commission shall continue their powers till the election of new Auditing Commission at the Extraordinary General Shareholders Meeting

17.2.2. The aspects listed below are the competence of the Auditing Commission:

- auditing of the trustworthiness of the information in the reports and other financial documents of the Company;
- revealing of non-compliance of book accounting keeping and financial statements with legal acts of the Russian Federation (if any);
- auditing of keeping to the legal regulations in respect of taxes' computation and payment;
- revealing of non-compliance (if any) with legal acts of the Russian Federation in accordance with which the Company performs its financial and economic activities;
- evaluation of the economic expediency of Company's financial and economic activities.

17.2.3. Auditing (revision) of Company's financial and economic activities by the Auditing Commission shall be done on the Company performance results for a year.

Auditing (revision) of Company's financial and economic activities shall be performed at any time:

- on the independent initiative of the Auditing Commission ;
- on the decision of the General Shareholders Meeting;
- on the decision of the Company's Board of Directors;
- on the request of a shareholder (shareholders) owning in aggregate at least 10 per cent of the Company's voting shares on all the issues being the competence of the General Shareholders Meeting as of the date of the request.

17.2.4. On the request of the Auditing Commission any officers of the managing bodies of the Company shall submit documents on financial and economic activities of the Company.

17.2.5. Procedure of Auditing Commission's activities along with the amount and order of remuneration payment to its members shall be defined by the Regulations on the Auditing Commission to be approved by the General Shareholders Meeting.

17.3. To secure permanent internal control of all economic operations of the Company, a special division independent of Company‘s executive bodies shall be established which activities shall be controlled directly by the Board of Directors of the Company.

Functions of the said division, order of its activities, appointment of its staff and requirement they are to meet shall be specified by internal document to be approved by the Company‘s Board of Directors.

17.4. To audit and confirm annual financial statements the Company shall annually invite qualified auditors not tied by valuable interest with the Company or its shareholders.

17.4.1. The auditors shall audit financial and economic activities of the Company pursuant to the legal acts of the Russian Federation and based on the Agreement signed with the Company.

17.4.2. The General Shareholders Meeting shall approve the Company's Auditors. General terms and conditions of a Contract to be signed with auditors including the amounts to be paid to the Auditors for their services shall be approved by the Company's Board of Directors.

17.4.3. Auditing of the Company's activities shall be performed at any time upon the request of shareholders, possesing in aggregate at least 10 or more per cent of the Charter capital. Shareholders initiating this auditing shall submit to the Board of Directors a written request with grounds of its submitting, shareholders names, number and category (type) of shares they own and signature of a shareholder or his/her representative. In case the request is signed by a representative, the power of attorney shall be attached.

Article 18

Company Reorganization

18.1. The Company may be voluntarily reorganized on the decision of the General Shareholders Meeting. Any other grounds and procedures of the Company reorganization shall be regulated by the Russian Federation legislation in force.

18.2. The Company reorganization may be performed in the form of merger, affiliation, splitting, detachment and transformation into another legal form of organization in accordance with the procedure established by the Federal Law "On the Joint-Stock Companies".

Article 19

Company Liquidation

19.1. The Company may be voluntarily liquidated the decision of the General Shareholders Meeting or on the court's decision in cases and order provided for by the Russian Federation legislation in force.

19.2. In cases provided for by the Russian Federation legislation in force, the Company shall take the decision on its voluntary liquidation.

19.3. In case of voluntary liquidation of the Company its property is not enough to settle with all the Company's creditors, the Liquidation Commission's Chairman to be appointed by the General Shareholders Meeting shall submit an application to the arbitrage to perform a simplified procedure of bankruptcy of liquidated debtor in respect of the Company.